

LINCOLN BANCORP

live. play. prosper.

CORPORATE PROFILE

Lincoln Bancorp (the "Company") and Lincoln Bank (the "Bank") are headquartered in Plainfield, Indiana, with additional offices in Avon, Bargersville, Brownsburg, Crawfordsville, Frankfort, Franklin, Greenwood, Indianapolis, Mooresville, Morgantown, Nashville and Trafalgar.

Lincoln was organized in 1884 as Ladoga Federal Savings and Loan Association. In 1979, it merged with Plainfield First Federal Savings and Loan Association. After several name changes, it became Lincoln Bank in 2003. On August 2, 2004, Lincoln acquired First Shares Bancorp, Inc. ("First Bank"). On November 1, 2006, the Company became a state-chartered bank holding company. This change enabled the Bank to provide more banking services than were possible under its former thrift charter.

The Company's common stock is traded on Nasdaq under the symbol "LNCB." At December 31, 2007, approximately 13 percent of the 5.3 million outstanding shares of common stock was beneficially owned by insiders and an additional 9 percent by the Company's ESOP. The annual cash dividend for 2007 was $0.56 per share, paid quarterly at the rate of $0.14 per share.



Clinton

Montgomery

Hamilton

Loan production office

Marion

Hendricks

Indianapolis

Morgan

Johnson

Loan production office

Brown

Table of Contents

LINCOLN BANCORP



	Total Assets $ in Millions	Loans at Year-End $ in Millions	Total Deposits $ in Millions	Net Income $ in Millions
'04	$809	$573	$516	$3.66
'05	$844	$600	$601	$1.20
'06	$884	$635	$656	$2.90
'07	$889	$642	$656	$1.75

FINANCIAL HIGHLIGHTS

(Dollar amount in thousands, except share amounts)

	2007	2006	% change	
For the Year				
Interest income	$ **53,694**	$ 51,218	+	4.8 %
Interest expense	**31,908**	29,007	+	10.0
Net interest income	**21,786**	22,211	–	1.9
Provision for loan losses	**957**	884	+	8.3
Noninterest income	**5,023**	5,429	–	7.5
Noninterest expense	**24,492**	23,043	+	6.3
Net income	**1,749**	2,900	–	39.7
At Year End				
Assets	$ **889,314**	$ 883,543	+	0.7 %
Securities	**150,406**	151,237	–	0.5
Loans, net	**635,834**	629,283	+	1.0
Deposits	**656,405**	655,664	+	0.1
Stockholders' equity	**98,986**	99,300	–	0.3
Per Share Data				
Basic earnings	$ **0.35**	$ 0.58	–	39.7 %
Diluted earnings	**0.34**	0.56	–	39.3
Book value	**18.63**	18.63	No change	
Cash dividends	**0.56**	0.56	No change	
Ratios				
Return on average equity	**1.76%**	2.89%		
Return on average assets	**0.20**	0.33		
Dividend payout/Net income	**164.71**	100.00		
Average equity to average assets	**11.13**	11.24		

REPORT TO SHAREHOLDERS

A year ago, the economy was moving along at a fairly decent clip, and though we faced increased competition in our markets, we felt encouraged about our prospects for improved performance. Fast forward to the present, and we have witnessed a banking credit crunch and general confusion brought about by questionable lending practices by others in our industry that have affected many in the economy.

Fortunately we made a decision quite some time ago not to get involved in the sub-prime lending that has befallen many national banking giants. What was apparent to us, though, was that we had to continue to restructure our balance sheet in order to grow our operation to drive future earnings. We indicated previously that we were going to transition from a thrift organization to a full service commercial bank. Historically, thrifts have relied heavily on consumer mortgages for their future growth, while full service, commercial banks have availed themselves of many different products and services to generate profits. This shift began in 2004 with the First Shares Bancorp acquisition, continued with our charter conversion to a commercial bank in November, 2006, and then followed with the balance sheet restructuring early in 2007.

Balance Sheet Restructuring

For 2007, we reported net income of $1.7 million or 34 cents per diluted share versus the $2.9 million or 56 cents per diluted share we reported in 2006. The majority of the shortfall was due to the announced balance sheet restructuring in March of 2007. We sold approximately $37 million in lower yielding mortgages and approximately $30 million of lower rate securities and reinvested the proceeds into higher yielding securities and commercial loans, which should result in increased profits in the future. The restructuring itself cost $.9 million or 18 cents per share. While we are pleased that the restructuring of the balance sheet is behind us, there remains much work to be done in improving the performance of the Bank.

Several initiatives begun late in 2006 resulted in improved performance on several fronts. We added key people in the commercial loan department, who began selling in earnest early in 2007. Though these types of loans take longer to complete than residential mortgages, they can be more profitable to the Bank. During the year, we added about $60 million in commercial loans, but the year over year comparison of total loans was up only about $7 million. This was the direct result of the balance sheet restructuring and continued sale of the majority of the mortgage loans in the secondary market. A byproduct of the current economic environment has been the lowering of long-term mortgage interest rates. Consequently, we anticipate being able to capture additional mortgage and refinancing business in 2008 as we proactively make current and potential customers aware of these attractive rates.

Branch Investments

In 2007, we relocated two branches into new full service offices in high-growth areas within Mooresville and Greenwood. In each instance, we made the necessary investment in the structure because we felt this would enhance customer service and ultimately increase business at the two branches. Our analysis was correct in both instances. The staff in Mooresville generated a 28% increase in deposits from the previous year's record levels. Since 2004, deposits at this branch have more than doubled. Our Greenwood branch at Emerson Avenue continues to perform well even in the face of intense competition within that particular market.

Co-Marketing Improvements

In January of 2007, we launched a series of co-marketing programs with a company that specializes in garnering new consumer customers for banks of our size. They launched several programs for us with the goal of increasing our fee income for the year. As a result, our Premium Checking program has nearly doubled new account openings. These new accounts added service charge income that in total was up over 13% and point of sale income from debit cards that helped us attain an increase of 28% from a year ago. To date, we have been pleased with the results, though there are still several untapped opportunities that we will address in the upcoming year.

Outlook for 2008

Our assets are much better positioned than at this time a year ago. However, we still need to invest time, energy and talent into the other side of the balance sheet – mainly deposits. One of our goals moving forward will be to grow more demand deposits, which typically come at a lower cost for us. We've hired some experienced people that we believe will have a discernible impact in this area. This, coupled with a continuing emphasis on loan growth, keeps our outlook positive. I look forward to reporting our progress in the upcoming months.

Sincerely,



Jerry R. Engle
President and Chief Executive Officer

Plainfield, Indiana
February 20, 2008



Jerry Engle, President and Chief Executive Officer

REVIEW OF OPERATIONS

Operational Improvements

Investments made in new personnel in late 2006 in the commercial loan area were key, as we grew the commercial loan business by $59.6 million in 2007. We also improved the yield of our residential mortgage loan portfolio by selling approximately $37 million of the portfolio and investing the proceeds in higher-yielding securities and funding a portion of our commercial loan growth. We also improved the yield of our investment portfolio by selling approximately $30 million of lower yielding investments and reinvesting the proceeds in higher yielding securities. The cash flows from these securities will also be used to fund future commercial loan growth. Home equity loans, a point of emphasis for consumer loan growth in 2007, were up $3.8 million.

Other income, exclusive of the restructuring charge of $1.5 million, would have been $6.5 million, up 20% from 2006. The Company experienced tangible benefits from its consumer checking account campaign. In 2007, service charge fees increased $294,000 to $2,474,000. These new accounts added further income, as point of sale usage from debit cards increased to $922,000 from $718,000.

Branch Upgrades

In 2007, we relocated two branches to better locations and upgraded facilities. Our Mooresville branch had been an end cap on an existing building. While the branch had captured its fair share of deposits and loans within the marketplace, we felt our personnel there would be able to attract an even larger share of the market at a prime location in a new facility. We invested $1.7 million in a new branch, and our assessment – that the area had been underserved – was correct. Situated at the corner of a major intersection and strategically located about 15 minutes from downtown Indianapolis, the new branch has increased

Below: We invested $1.7 million in a new, full service branch at a major intersection in Mooresville. Ideally situated in a high-growth section of town, the branch generated a record 28% increase in deposits in 2007.
Below right: Because of low long-term mortgage rates and the predicted recovery in new home construction in the latter half of 2008, we believe we are well positioned for any improvement in the economy.



visibility from all directions. Correspondingly, our talented staff there generated a 28% increase in deposits from the previous year's record levels. Since 2004, deposits at this branch have more than doubled.

On the south side of Indianapolis, we moved one of our Greenwood branches to a high traffic area with growth opportunities. Loan production officers were relocated to the vacated branch, which allowed us to cancel a lease.

Additionally, we purchased lots for future branch expansion in high growth areas on the south side of Indianapolis.

As a result of all of these actions, we had an increase in fixed assets of $3.8 million.

Customer Service in Their Back Yard

In early 2007, we introduced our Remote Deposit product. With a bank-supplied, small desktop scanner and web-based software, any commercial customer is now able to make deposits into their account without ever leaving their office or home. The scanner and software "read" the check in its entirety through a scanning process, and the money is automatically deposited into the customer's account. This gives our customers with limited branch access the ability to utilize the bank's services without taking valuable time out of their day to merely make deposits and thereby lose employee productivity. Further, it gives Lincoln's bankers the capability to call on a far greater number of potential customers in markets where they are not branch-domiciled. They are no longer hampered by the fact that a branch may not be conveniently located for a potential customer. The new product is secure, accurate and fast in its transaction process and allows the bank to offer services to customers that previously were the domain of much larger financial institutions. Additionally, it allows us to offer banking beyond our normal cutoff hours.

Early adopters of the service have praised its accuracy and convenience, and we recently welcomed back a former customer who had moved his banking relations to a larger bank closer to his place of business.

Stock Repurchases and Dividend Announcements

In November, the Board of Directors approved the purchase in the open market of up to 5% of the Company's outstanding shares. This marks the tenth time since Lincoln's initial public offering that the Company has authorized a stock buyback. Through calendar 2007, the Company has repurchased 3,748,850 shares and believes the stock is an excellent value at its current price.

In December, 2007, Lincoln announced a quarterly cash dividend of 14 cents per share payable on January 15, 2008, to shareholders of record on December 31, 2007. This marks the 36th consecutive quarter the bank has declared a cash dividend.





Positive Trends in the Fourth Quarter

Much of the restructuring activity and other longer-term decisions that affected short-term earnings occurred in the first half of the year. However, we were pleased to report that positive trends developed in the fourth quarter of 2007. Net interest income was up $227,000 to $5,588,000 compared to 5,361,000 in the fourth quarter of 2006. Net interest margin improved to 2.74% from 2.60% for the same period a year earlier. The interest rate spread increased 17 basis points to 2.30% compared to 2.13% from the 2006 fourth quarter. Service charges on deposit accounts were up 15% to $667,000. Point of sale income was up 38% to $256,000 because of the effort to increase checking account penetration within our existing markets. Clearly, our efforts are headed in the right direction. ∎

Above: Our new Remote Deposit product has enabled customers such as Steve Ooley, President of Ooley & Blackburn, in Carmel, to avail themselves of deposit services to which they previously did not have access.

FINANCIAL INFORMATION — 2007

Table of Contents

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data of the Company is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, including notes thereto, included elsewhere in this Shareholder Annual Report.

| | At December 31, | | | | |
	2007	2006	2005	2004	2003
	(In thousands)				
Summary of Financial Condition Data:					
Total assets	$889,314	$883,543	$844,454	$808,967	$591,685
Cash and cash equivalents	13,115	18,409	16,736	27,790	16,794
Interest-bearing deposits [(1)]	—	—	—	2,188	—
Investment securities available for sale	150,406	151,237	151,565	118,917	94,137
Investment securities held to maturity	—	—	—	1,695	1,745
Mortgage loans held for sale	3,957	3,713	428	8,821	355
Loans	642,416	635,412	600,389	572,884	441,204
Allowance for loan losses	(6,582)	(6,129)	(5,843)	(5,701)	(3,532)
Net loans	635,834	629,283	594,546	567,183	437,672
Premises and equipment	18,086	14,297	14,373	14,416	7,647
Federal Home Loan Bank stock	8,808	8,808	10,648	10,427	9,270
Cash surrender value life insurance	21,052	20,171	18,451	17,751	12,506
Deposits	656,405	655,664	600,572	516,329	321,839
Borrowings	125,944	120,472	137,136	184,330	184,693
Shareholders' equity	98,986	99,300	99,940	101,755	79,227

| | Year Ended December 31, | | | | |
	2007	2006	2005	2004	2003
	(In thousands)				
Summary of Operating Data:					
Total interest income	$ 53,694	$ 51,218	$ 43,882	$ 34,328	$ 30,128
Total interest expense	31,908	29,007	21,008	15,528	14,474
Net interest income	21,786	22,211	22,874	18,800	15,654
Provision for loan losses	957	884	2,642	655	753
Net interest income after provision for loan losses	20,829	21,327	20,232	18,145	14,901
Other income (losses):					
Service charges on deposit accounts	2,474	2,180	2,070	1,528	877
Net realized and unrealized gains (losses) on sales of loans	(693)	518	759	661	794
Net realized gains (losses) on sales of securities available for sale	(25)	14	(97)	—	(35)
Point of sale income	922	718	583	380	306
Loan servicing fees	346	336	403	380	381
Increase in cash surrender value of life insurance	849	689	673	596	601
Other	1,150	974	676	418	507
Total other income	5,023	5,429	5,067	3,963	3,431
Other expenses:					
Salaries and employee benefits	12,295	11,663	10,791	8,692	7,194
Net occupancy expenses	2,367	2,024	1,936	1,173	834
Equipment expenses	1,658	1,549	1,450	1,055	902
Data processing fees	2,570	2,334	2,355	1,722	1,347
Professional fees	744	873	636	493	407
Director and committee fees	394	435	389	273	257
Advertising and business development	1,122	940	747	609	429
Mortgage servicing rights expense	153	118	271	191	61
Core deposit intangibles expense	521	607	720	380	94
Prepayment Fee – Federal Home Loan Bank advances	—	—	1,622	—	—
Other	2,668	2,500	3,223	2,808	2,043
Total other expenses	24,492	23,043	24,140	17,396	13,568
Income before income taxes	1,360	3,713	1,159	4,712	4,764
Income tax expense (benefit)	(389)	813	(40)	1,057	1,175
Net income	$ 1,749	$ 2,900	$ 1,199	$ 3,655	$ 3,589

(Continued)

	At December 31,				
	2007	2006	2005	2004	2003
Supplemental Data:					
Basic earnings per share	$ 0.35	$ 0.58	$ 0.24	$ 0.84	$ 0.91
Diluted earnings per share	0.34	0.56	0.23	0.81	0.88
Dividends per share	0.56	0.56	0.56	0.53	0.49
Dividend payout ratio	164.71%	100.00%	243.48%	65.43%	55.68%
Return on assets [2]	0.20	0.33	0.14	0.53	0.64
Return on equity [3]	1.76	2.89	1.18	4.08	4.53
Equity to assets [4]	11.13	11.24	11.83	12.58	13.39
Average equity to average assets	11.11	11.38	12.23	12.97	14.18
Interest rate spread during period [5]	2.19	2.28	2.64	2.61	2.51
Net yield on interest earning assets [6]	2.65	2.73	2.99	2.93	2.95
Efficiency ratio [7]	91.36	83.37	86.40	76.42	71.09
Other expenses to average assets [8]	2.74	2.61	2.89	2.52	2.43
Average interest earning assets to average interest bearing liabilities	111.83	112.51	112.59	113.23	116.25
Nonperforming assets to total assets [4]	0.95	0.31	0.45	0.85	0.46
Allowance for loan losses to total loans outstanding [4] [9]	1.02	0.96	0.97	0.98	0.80
Allowance for loan losses to nonperforming loans [4]	120.03	249.37	165.01	112.11	185.41
Net charge-offs to average total loans outstanding	0.08	0.10	0.42	0.05	0.04
Number of full service offices [4]	17	17	17	16	9

(1) Includes certificates of deposit in other financial institutions.

(2) Net income divided by average total assets.

(3) Net income divided by average total equity.

(4 At end of period.

(5) Interest rate spread is calculated by subtracting combined average interest cost from combined average interest rate earned for the period indicated.

(6) Net interest income divided by average interest earning assets.

(7) Other expenses (excluding income tax expense) divided by the sum of net interest income and noninterest income.

(8) Other expenses divided by average total assets.

(9) Total loans include loans held for sale.

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operation

General

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with and with reference to the consolidated financial statements and the notes thereto presented on pages 26 through 45.

In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. The Company's operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Company's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters:

1. Management's determination of the amount of loan loss allowance;

2. The effect of changes in interest rates; and

3. Changes in deposit insurance premiums.

Critical Accounting Policies

Note 1 to the consolidated financial statements presented on pages 31 through 33 contains a summary of the Company's significant accounting policies for the year ended December 31, 2007. Certain of these policies are important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Management believes that its critical accounting policies include determining the allowance for loan losses, the valuation of mortgage servicing rights, and the valuation of intangible assets.

Allowance for loan losses. The allowance for loan losses represents management's estimate of probable losses inherent in the Company's loan portfolios. In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

The Company's strategy for credit risk management includes conservative, centralized credit policies, and uniform underwriting criteria for all loans as well as an overall credit limit for each customer significantly below legal lending limits. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit quality reviews and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality. A standard credit scoring system is used to assess credit risks during the loan approval process of all consumer loans while commercial loans are individually reviewed by a credit analyst with formal presentations to the Bank's Loan Committee.

The Company's allowance consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates and probable losses resulting from economic or other deterioration above and beyond what is reflected in the first two components of the allowance.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Company. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114, *Accounting by Creditors for Impairment of a Loan.* Any allowances for impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the underlying collateral. The Company evaluates the collectibility of both principal and interest when assessing the need for a reserve allocation. Estimated loss rates are applied to other commercial loans not subject to specific reserve allocations.

Homogenous loans, such as consumer installment and residential mortgage loans, are not individually risk graded. Rather, these loans are risk graded based on their level of delinquency and nonaccrual status. Reserves are established for each pool of loans based on the expected net charge-offs inherent in the portfolio at the balance sheet date. Historical loss charge-offs as well as certain environmental factors are considered in establishing loss rates by loan category.

In addition, a review of certain "qualitative factors" is undertaken by the allowance for loan loss committee. This review is designed to account for any external factors that may not be fully included in the loss factors used above. Each qualitative factor is evaluated to determine its impact on the appropriate level of allowance that should be maintained. Each factor has two components; assessment and the trend. Depending on the evaluation each factor can add to or subtract from the calculated allowance.

Allowances on individual loans and estimated loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions.

The Company's primary market area for lending is central Indiana. When evaluating the adequacy of the allowance, consideration is given to this regional geographic concentration and the closely associated effect changing economic conditions have on the Company's customers.

The Company has not substantively changed any aspect to its overall approach in the determination of the allowance for loan losses. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the current period allowance.

Mortgage servicing rights. The Company recognizes the rights to service sold mortgage loans as separate assets in the consolidated balance sheet. The total cost of loans when sold is allocated between loans and mortgage servicing rights based on the relative fair values of each. Mortgage servicing rights are subsequently carried at the lower of the initial carrying value, adjusted for amortization, or fair value. Mortgage servicing rights are evaluated for impairment based on the fair value of those rights. Factors included in the calculation of fair value of the mortgage servicing rights include, estimating the present value of future net cash flows, market loan prepayment speeds for similar loans, discount rates, servicing costs, and other economic factors. Servicing rights are amortized over the estimated period of net servicing revenue. It is likely that these economic factors will change over the life of the mortgage servicing rights, resulting in different valuations of the mortgage servicing rights. The differing valuations will affect the carrying value of the mortgage servicing rights on the consolidated balance sheet as well as the amounts recorded in the consolidated income statement.

Intangible assets. Management periodically assesses the impairment of its goodwill and the recoverability of its core deposit intangible. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. If actual external conditions and future operating results differ from management's judgments, impairment and/or increased amortization charges may be necessary to reduce the carrying value of these assets to the appropriate value.

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operation

Average Balances and Interest Rates and Yields

The following tables present, for the years ended December 31, 2007, 2006 and 2005, the average daily balances of each category of the Company's interest earning assets and interest bearing liabilities, and the interest and dividends earned or paid on such amounts.

	Year Ended December 31,								
	2007			2006			2005		
	Average Balance	Interest and Dividends [6]	Average Yield/ Cost	Average Balance	Interest and Dividends [6]	Average Yield/ Cost	Average Balance	Interest and Dividends [6]	Average Yield/ Cost
				(Dollars in thousands)					
Assets:									
Interest earning assets:									
Interest bearing deposits	$ 12,066	$ 300	2.49%	$ 18,090	$ 504	2.79%	$ 24,951	$ 549	2.20%
Federal funds sold	1,649	81	4.91	1,840	82	4.46	3,201	94	2.94
Mortgage-backed securities available for sale [1]	82,776	4,526	5.47	74,215	3,974	5.35	47,206	2,283	4.84
Other investment securities available for sale [1]	80,924	4,164	5.15	85,911	4,215	4.91	80,777	2,999	3.71
Other investment securities held to maturity	—	—	—	—	—	—	1,008	54	5.36
Loans receivable [2][5][6]	636,088	44,220	6.95	624,458	41,955	6.72	597,711	37,444	6.26
Stock in FHLB of Indianapolis	8,808	403	4.58	10,014	488	4.87	10,608	459	4.33
Total interest earning assets	822,311	53,694	6.53	814,528	51,218	6.29	$765,462	43,882	5.73
Noninterest earning assets net of allowance for loan losses and unrealized gain/loss on securities available for sale	70,659			66,851			68,635		
Total assets	$892,970			$881,379			$834,097		
Liabilities and Shareholders' Equity:									
Interest bearing liabilities:									
Interest bearing demand deposits	$ 48,712	656	1.35	$ 43,781	420	0.96	$ 47,027	409	0.87
Savings deposits	61,016	1,544	2.53	71,383	1,752	2.45	45,128	442	0.98
Money market savings deposits	156,458	6,975	4.46	152,953	6,566	4.29	124,280	3,236	2.60
Certificates of deposit	364,565	17,864	4.90	341,528	14,900	4.36	306,008	9,696	3.17
FHLB advances and securities sold under repurchase agreements	104,555	4,869	4.66	114,341	5,369	4.70	157,273	7,225	4.59
Total interest bearing	735,306	31,908	4.34	723,986	29,007	4.01	679,716	21,008	3.09
Other liabilities	58,444			57,082			52,391		
Total liabilities	793,750			781,068			732,107		
Shareholders' equity	99,220			100,311			101,990		
Total liabilities and shareholders' equity	$892,970			$881,379			$834,097		
Net interest earning assets	$ 87,005			$ 90,542			$ 85,746		
Net interest income		$21,786			$22,211			$22,874	
Interest rate spread [3]			2.19%			2.28%			2.64%
Net yield on weighted average interest earning assets [4]			2.65%			2.73%			2.99%
Average interest earning assets to average interest bearing liabilities	111.83%			112.51%			112.61%		

Footnotes on following page

(1) Mortgage-backed securities available for sale and other investment securities available for sale are at amortized cost prior to SFAS No. 115 adjustments.

(2) Total loans, including loans held for sale.

(3) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.

(4) The net yield on weighted average interest earning assets is calculated by dividing net interest income by weighted average interest earning assets for the period indicated.

(5) The balances include nonaccrual loans.

(6) Interest income on loans receivable includes loan fee income, including the effect of net deferred fees of ($308,000), ($245,000) and $127,000 for the years ended December 31, 2007 2006 and 2005.

Interest Rate Spread

The Company's results of operations have been determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and general and administrative expenses. Net interest income is determined by the interest rate spread between the yields earned on interest earning assets and the rates paid on interest bearing liabilities and by the relative amounts of interest earning assets and interest bearing liabilities.

The following table describes the extent to which changes in interest rates and changes in volume of interest related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest earning asset and interest bearing liability, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume) and (2) changes in volume (changes in volume multiplied by old rate). Changes attributable to both rate and volume which cannot be segregated have been allocated proportionally to the change due to volume and the change due to rate.

	Increase (Decrease) in Net Interest Income		
	Due to Rate	Due to Volume	Total Net Change
	(In thousands)		
Year ended December 31, 2007 compared to year ended December 31, 2006			
Interest earning assets:			
Interest earning deposits	$ (46)	$ (158)	$ (204)
Federal funds sold	35	(36)	(1)
Mortgage-backed securities available for sale	90	462	552
Other investment securities available for sale	272	(323)	(51)
Loans receivable	1,467	798	2,265
FHLB stock	(28)	(57)	(85)
Total	1,790	686	2,476
Interest bearing liabilities:			
Interest bearing demand deposits	185	51	236
Savings deposits	60	(268)	(208)
Money market savings deposits	259	150	409
Certificates of deposit	1,919	1,045	2,964
FHLB advances and securities sold under repurchase agreements	(45)	(455)	(500)
Total	2,378	523	2,901
Net change in net interest income	$ (588)	$ 163	$ (425)

	Increase (Decrease) in Net Interest Income		
	Due to Rate	Due to Volume	Total Net Change
	(In thousands)		
Year ended December 31, 2006 compared to year ended December 31, 2005			
Interest earning assets:			
Interest earning deposits	$ 561	$ (606)	$ (45)
Federal funds sold	(68)	56	(12)
Mortgage-backed securities available for sale	263	1,428	1,691
Other investment securities available for sale	1,016	200	1,216
Other investment securities held to maturity	-0-	(54)	(54)
Loans receivable	2,804	1,707	4,511
FHLB stock	53	(24)	29
Total	4,629	2,707	7,336
Interest bearing liabilities:			
Interest bearing demand deposits	33	(22)	11
Savings deposits	944	366	1,310
Money market savings deposits	2,458	872	3,330
Certificates of deposit	3,975	1,229	5,204
FHLB advances and securities sold under repurchase agreements	179	(2,035)	(1,856)
Total	7,589	410	7,999
Net change in net interest income	$(2,960)	$ 2,297	$ (663)

Financial Condition at December 31, 2007 Compared to Financial Condition at December 31, 2006

Total assets were $889.3 million at December 31, 2007, an increase of $5.8 million or 0.7% compared to December 31, 2006. During the first quarter of 2007 the Company initiated a restructuring of its balance sheet that included the sale of certain securities as well as a portion of the Bank's fixed rate mortgage loan portfolio. The restructuring was completed during the second quarter.

The sale of mortgage loans continued the process of transforming the balance sheet from a traditional thrift asset and liability mix to a commercial bank structure. In addition, the reinvestment into securities allowed the Bank to structure expected cash flows that will support its planned increase in commercial and commercial real estate lending. Both the mortgages and the securities sold were generally those of lower yield in our portfolio of assets. The Company expects to realize immediate benefit in current earnings as a result of reinvesting in the new securities and additional benefit as cash flows from the new securities are received over the next several years, providing funding for our expected commercial growth. Lastly, the sale of mortgages and the reinvestment into securities should have a risk based capital benefit, helping offset some of the capital pressures caused by our current commercial growth.

Restructuring Securities: As a part of the planned restructuring, the Bank transferred securities with a market value at March 31, 2007 of $29.7 million from available for sale securities into trading securities and recognized a pretax loss of $419,000. As a result of favorable movements in interest rates the actual loss incurred when these securities were sold totaled $356,000. The average yield for this group of securities was approximately 4.64%. The reinvestment of the proceeds yielded 5.48% for investments purchased and approximately 7.50% for proceeds used to fund commercial loan originations. Approximately $22.7 million of the sale proceeds were reinvested in securities and the remainder was used to fund current commercial growth. The transaction is expected to improve net interest margin through redeployment of the proceeds into higher yielding assets.

Restructuring Loans: The securitization and sale of approximately $44.2 million of residential mortgage loans with an average yield of approximately 5.01% was also approved as part of the restructuring. The total loss experienced due to the sale of these loans was $1.7 million. Of this, $2.1 million was recorded as loss on sale of loans and once the loans were securitized a $303,000 gain was recorded on the sale of securities. Individual details of the transaction are as follows:

The loans were transferred from our held for investment portion of our loan portfolio to held for sale at the lower of cost or market. We recognized a pretax loss of $1,327,000 in the quarter ending March 31, 2007 when we marked the loans to market value. An additional market value loss of $753,000 was recognized in the quarter ending June 30, 2007. Ultimately, held for sale loans totaling $3.58 million were transferred back into loans held for investment at their fair market value of $3.46 million. The securitized loans had an original maturity of 10 and 15 years and were seasoned an average of nearly 3 years. Total proceeds from the sale of the securitized loans were approximately $37.3 million. Of these proceeds, approximately $33.8 million was reinvested into available-for-sale securities with a weighted average yield of approximately 5.60%.

The remainder of the proceeds were used to fund commercial loan growth. A gain on sale totaling $303,000, net of costs, was recognized when the securitized loans were sold.

Premises and equipment increased by $3.8 million or 26.5% from $14.3 million at December 31, 2006 to $18.1 million at December 31, 2007. Investments in additional branch facilities and two future branching sites were responsible for the majority of this increase.

Investment Securities. Total investment securities decreased by $.8 million to $150.4 million at December 31, 2007 compared to the same date in 2006. All investment securities were classified as available for sale.

Loans and Allowances for Loan Losses. Net loans at December 31, 2007 were $635.8 million, an increase of $6.6 million from December 31, 2006. As noted above $44.2 million of mortgage loans were marked for securitization at March 31, 2007. When the securitization was completed loans with a market value of $3.5 million were returned to loans held for investment at market value. Net mortgage loans declined by $40.7 million as a result of the securitization. Comparing to December 31, 2007 1-to-4 family mortgage loans have declined by $51.1 million to $147.9 million from $199.0 million at December 31, 2006. Commercial and real estate construction loans experienced growth during 2007. Commercial loans increased by $45.0 million, or 19.5% from December 31, 2006 to $275.6 million at December 31, 2007. Real estate construction loans increased from $61.2 million at December 31, 2006 to $87.7 million at December 31, 2007, an increase of $26.5 million or 43.3%. Multi-family real estate loans increased $2.0 million to $8.7 million at December 31, 2007. Consumer loans declined slightly from $139.9 million at December 31, 2006 to $138.4 million at December 31, 2007, a decrease of $1.5 million or 1.0%. The restructuring of the balance sheet and the growth of our commercial and real estate construction portfolios continues our transformation to a more traditional commercial bank structure as we have discussed in prior communications. Competition for the level of creditworthy borrowers that we target remains high in the markets that we serve. Our growth has been, and will continue to be, constrained by our underwriting standards as we move into 2008. In addition, much of the 2007 commercial growth was a result of focused efforts by staff added in late 2006. Our intention is to continue to grow real estate and construction loans however levels achieved in 2007 may not be repeated.

The allowance for loan losses as a percentage of total loans increased from .96% to 1.02% The increase in the allowance as a percentage of total loans resulted from our analysis of the risk factors present in our portfolio that could result in future loan losses. Our nonperforming loans as a percentage of total loans increased from .38% at the end of 2006 to 1.22% at the end of 2007. The allowance for loan losses as a percentage of nonperforming loans was 120.0% and 249.4% at December 31, 2007 and 2006, respectively. Nonperforming loans were $7.9 million and $2.5 million at each date, respectively. Of the $5.4

million increase in nonperforming loans a total of $5.1 million was related to two land development relationships. Specific reserves totaling $958,000 have been established for these two relationships. Both relationships include real estate as collateral, one is primarily unimproved ground held for development and the other is a condominium project that is partially completed.

The Company has not experienced many of the challenges facing the banking industry as a whole due in large part to its policy of not investing in sub-prime mortgage loans or any (so-called "off-balance sheet") activity related to the structuring and sale of such loans. As the economy worsens some of the Company's customers will experience stress, in some cases severe enough to impact their ability to repay loans in a timely manner. Our plan is to work closely with our customers to help them work through the stress if possible and, where necessary, to liquidate the credit. Our policy of requiring prudent underwriting and the fact that Midwest property values have not been as severely impacted as other areas of the country should help mitigate the level of losses that the Company may incur. Property values have remained relatively stable in central Indiana throughout the huge swings up and back down experienced in California, Florida and isolated other parts of the country.

Deposits. Total deposits remained flat, increasing $0.7 million from $655.7 million at December 31, 2006 to $656.4 million at December 31, 2007. Public funds deposits declined by $16.4 million from December 31, 2006 to December 31, 2007.

Interest-bearing deposits increased by $5.9 million, to $610.5 million at December 31, 2007 from $604.6 million at December 31, 2006 despite a net decline in interest-bearing public funds deposits of $13.8 million over that same time period.

Although our non-interest bearing deposits declined by $5.1 million from $51.1 million at December 31, 2006 to $46.0 million at December 31, 2007, $2.6 million of this decline was due to public funds fluctuations.

Both interest-bearing deposits and non-interest bearing deposits were affected by migration of some non-interest bearing consumer customers to our new, generally low interest, interest-bearing demand products introduced early in 2007.

The interest-bearing deposits increased in several categories. Interest-bearing demand deposits increased from $46.5 million at December 31, 2006 to $54.2 million at December 31, 2007, an increase of 16.6%. Our marketing program for new, generally lower cost, interest bearing deposit products is responsible for much of this increase. Money market savings deposits increased by $30.6 million or 21.4% from $142.7 million at December 31, 2006 to $173.3 million at December 31, 2007. A portion of this increase was due to our public funds money market product increasing by $5.9 million. We also experienced an increase in money market savings accounts as certain money market product rates were increased to attract new customers. This effort also resulted in some existing customers migrating from our higher rate savings product to our money market product. Savings accounts declined by $14.9 million from $68.2 million at December 31, 2006 to $53.3 million at December 31, 2007.

Our certificates and other time deposits of $100,000 or more declined $24.5 million from $129.8 million at December 31, 2006 to $105.3 million at December 31, 2007 or 18.8%. A decline in public funds certificates of $19.7 million was responsible for much of the total $24.5 million decrease. Good growth in non-public fund deposits in the interest bearing deposits and money market savings areas noted above allowed us to rely less on higher cost public fund certificates of deposit at December 31, 2007.

During 2007 the Bank expanded its efforts to generate deposits. We have been pleased with our efforts to reshape the asset side of the balance sheet and feel it is positioned well for 2008 and beyond. Our next focus is to reshape the deposit side of the balance sheet from the traditional savings and loan, reliance on higher cost certificates of deposit, structure to a more commercial bank-like structure. The level of commercial loan growth has increased the universe of potential deposit customers and the implementation of our remote deposit capture platform allows us to compete for many commercial customers that may not be physically close to one of our banking facilities. We have increased our cash management staff during 2007, expanding on our philosophy of employing community business leaders who we train in banking. Our plan is to increase both our existing customer relationships as well as to expand new customer relationships with these staff additions.

Borrowed Funds. Total borrowed funds including securities sold under repurchase agreements were $125.9 million at December 31, 2007 compared to $120.5 million at the end of 2006. FHLB advances were $108.1 million at December 31, 2007, an increase of $4.4 million from December 31, 2006 while customer repurchase agreements decreased $97,000 at year end 2007 to $16.8 million. As described more fully in Note 11 in the Notes to Consolidated Financial Statements the Company had an outstanding balance of $1.1 million on a line of credit with another financial institution at December 31, 2007.

Shareholders' Equity. Shareholders' equity decreased by $.3 million from $99.3 million at December 31, 2006 to $99.0 million at December 31, 2007. Major items affecting shareholder's equity include the following decreases: repurchase of 70,437 shares common stock for $1.2 million and cash dividends of $2.8 million. Major items increasing shareholder's equity include: net income of $1.7 million, stock options exercised of $.7 million, ESOP shares earned of $.5 million and the change in unrealized losses on securities, net of reclassification adjustment totaling $.5 million. Other smaller items made up the remainder of the change in shareholder's equity.

Comparison of Operating Results For Years Ended December 31, 2007 and 2006

General. Net income for the year ended December 31, 2007 decreased $1.2 million to $1.7 million compared to $2.9 million for the year ended December 31, 2006. Return on average assets

for the years ended December 31, 2007 and 2006 was .20% and .33%, respectively. Return on average equity was 1.76% for the year ended December 31, 2007 and 2.89% for the year ended December 31, 2006.

Interest and Dividend Income. Total interest and dividend income was $53.7 million for 2007 compared to $51.2 million for 2006, an increase of $2.5 million. The increase in interest income was due to an increase in average earning assets of $7.8 million from $814.5 million for 2006 to $822.3 million for 2007 and the result of an increase in average earning asset yields by 24 basis points. The average yield on interest earning assets was 6.53% and 6.29% for the years ended December 31, 2007 and 2006, respectively.

Interest Expense. Interest expense was $31.9 million for the year ended December 31, 2007 compared to $29.0 million for the same period in 2006, an increase of $2.9 million. Average interest bearing liabilities increased $11.3 million to $735.3 million for 2007 from $724.0 million for 2006. The average cost of interest bearing liabilities was 4.34% and 4.01% for the years ended December 31, 2007 and 2006, respectively.

Net Interest Income. Net interest income for the year ended December 31, 2007 was $21.8 million compared to $22.2 million for the same period in 2006. The decline in net interest income in spite of increased average earning assets was the direct result of reduced spread. As shown above, average interest earning asset yields increased only 24 basis points while the cost of average interest bearing liabilities increased 33 basis points. This reduced our net interest spread from 2.28% in 2006 to 2.19% in 2007, or 9 basis points. Net interest income increased $163,000 due to an increase in volume of net interest earning assets and liabilities and decreased $588,000 as a result of the change in average rate of the net interest earning assets and interest bearing liabilities. Net interest margin was reduced to 2.65% for the twelve months ended December 31, 2007 from 2.73% for the same period in 2006.

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2007 was $957,000 compared to $884,000 last year for the same period. Non-performing loans to total loans at December 31, 2007 were 1.22% compared to .38% at December 31, 2006, while non-performing assets to total assets were .95% at December 31, 2007 compared to .31% at December 31, 2006. The allowance for loan losses as a percentage of loans at December 31, 2007 was 1.02% compared to .96% at December 31, 2006.

The 2007 provision and the allowance for loan losses were considered adequate based on size, condition and components of the loan portfolio, past history of loan losses and industry trends. While management estimates loan losses using the best available information, no assurance can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans and other factors, both within and outside of management's control.

Service Charges on Deposit Accounts. Service charges on deposit accounts increased $294,000 or 13.5% from $2,180,000 for the year ended December 31, 2006 to $2,474,000 for 2007. The primary reason for the increase in service charge revenue was the continued success of the Bank's courtesy overdraft product and new accounts opened as a result of our direct mail/premium award marketing campaign instituted in early 2007. This campaign is expected to continue and should generate additional deposit relationships as we move into 2008.

Net Gains (Losses) on Sales of Loans. Net losses on sales of loans of $693,000 were recorded during the year ended December 31, 2007 as compared to $518,000 of gains during 2006. As described above the Bank undertook a restructuring of its balance sheet during the first and second quarter of 2007 that resulted in the recognition of $2.1 million of loss on sales of loans and recognized a gain from the sale of $343,000 related to mortgage servicing rights. Excluding this net restructuring loss, net gains for 2007 would have been $1.1 million, an increase over 2006 of $517,000 or 100%. This increase was the result of more loans sold during 2007 compared to 2006. In 2007, loan sales totaled approximately $66.4 million while in 2006 loan sales approximated $37.7 million. The increase in loan sales was the result of a short- term change in the policy in 2006 of adding all loans into our portfolio to help compensate for slow loan demand in other loan categories. This policy was implemented in the fourth quarter of 2005 and continued into the second quarter of 2006. At that time, loan demand increased in commercial loans and we changed our policy to sell substantially all residential real estate loan volume that qualifies for sale in the secondary market. The average premium received on the sale of loans excluding the restructuring loss increased from 1.39% in 2006 to 1.66% during 2007. Substantially all loan sales during 2006 and 2007 were one- to-four-family mortgage loans. The decision to sell or retain loans is evaluated regularly depending on the Bank's interest rate sensitivity and excess investable funds. Future gains will depend on market prices for these loans as well as the Bank's ability to originate residential real estate mortgage loans and its desire to retain or sell those loans.

Net Realized Gains (Losses) on Sales of Securities. Net losses on sales of securities were $25,000 in 2007 as compared to net gains on sales of securities in 2006 totaling $14,000. As discussed above, certain mortgage loans were securitized as part of the restructuring of the balance sheet. The resulting $37.3 million of held for trading securities were sold at a net gain of $303,000. As additionally described above, certain other held for trading securities were also sold as part of the restructuring totaling $29.4 million. This sale generated a loss of $356,000. The remaining gain of $28,000 resulted from $14.9 million of available for sale securities sold in 2007. Proceeds from sales of securities available for sale during the

year ended December 31, 2006 amounted to $17.0 million with a net gain of $14,000.

Point of Sale Income. Point of sale income generated by our debit cardholders shopping at merchant locations increased $204,000 or 28.4% to $922,000 for the year ended December 31, 2007 compared to $718,000 for 2006. Our efforts toward increasing the number of checking accounts and the increased popularity of debit cards contributed to the rise in point of sale fee income. The popularity of debit card use continues to expand and as new accounts are opened debit card transaction should increase.

Loan Servicing Fees. Loan servicing fees earned for the year ended December 31, 2007 were $346,000 compared to $336,000 for 2006. The increase in loan servicing income was directly related to the restructuring of the balance sheet where mortgages were sold with servicing retained. Loan servicing income averages approximately 27 basis points of serviced loans. As noted above the majority of the Company's production is sold servicing released.

Increase in Cash Value of Life Insurance. The increase in cash surrender value of life insurance was $849,000 for the year ended December 31, 2007 compared to $689,000 for 2006. This increase reflects an additional life insurance investment made in late 2006 as well as slightly higher earnings on the life insurance policies.

Other Income. Other income for 2007 was $1,150,000 compared to $974,000 for the year ended December 31, 2006. As a part of the balance sheet restructuring described above a hedge transaction was entered into with the intent to mitigate fluctuations in interest rates between the initiation of the balance sheet restructuring and the culmination of the transaction. This hedge position was liquidated upon completion of the transaction and resulted in a gain of $359,000. Several smaller declines make up the remainder of the change in other income.

Salaries and Employee Benefits. Salaries and employee benefits were $12,295,000 for the year ended December 31, 2007 compared to $11,663,000 for 2006, an increase of $632,000 or approximately 5.4%. The largest cost increase was due to increased salary costs primarily in our commercial loan department. This increase in salary was reflected in our increased commercial loan outstandings.

The Company employed approximately 237 full-time equivalent employees in December, 2007, compared to 226 during December, 2006.

Net Occupancy Expenses. Occupancy expenses increased $343,000 or 16.9% from $2,024,000 in 2006 to $2,367,000 in 2007. The largest increases occurred in rent expense which increased $113,000 as new land for a new facility was leased in 2007 and real estate tax that increased $186,000. Additional facilities and increased assessed valuations contributed to this increase. Increased leasehold improvement depreciation and various other smaller categories also increased. Two new branch facilities came fully online during 2007 and additional land was purchased for two future branch expansion locations.

Equipment Expenses. Equipment expenses totaled $1,658,000 in 2007 compared to $1,549,000 for 2006, an increase of $109,000 or 7.0% Most of this increase was due to increased information technology expenditures including certain software licensing.

Data Processing Fees. Data processing fees increased $236,000 or 10.1% from $2,334,000 in 2006 to $2,570,000 in 2007. This increase was primarily related to increased volume of business and other services added to improve customer service as well as increased and improved branch network communications. The Company operates in a service bureau environment where growth has a direct impact on data processing costs.

Professional Fees. Professional fees decreased $129,000 or 14.8% from 2006 to $744,000 in 2007. The decrease was the direct result of additional costs required as a result of compliance with the Sarbanes-Oxley Act in 2006.

Director and Committee Fees. Director and committee fees decreased $41,000 or 9.4% from $435,000 in 2006 to $394,000 in 2007. This decrease reflected two of our directors retiring in the second quarter of 2007.

Advertising and Business Development. Advertising and business development expenses increased $182,000 or 19.4% from $940,000 in 2006 to $1,122,000 in 2007. Much of this increase was due to the implementation of a new deposit marketing program targeting new consumer checking customers implemented in early 2007. This program has resulted in a substantial increase in the opening of consumer accounts over prior periods and has helped improve service charge income as well as, to a lesser extent, consumer deposit balances. We expect this program to continue in 2008.

Amortization of Mortgage Servicing Rights. Amortization of mortgage servicing rights increased $35,000 or 29.7% from $118,000 for the year ended December 31, 2006, to $153,000 for the year ended December 31, 2007. Falling interest rates along with the additional mortgage servicing rights created as a part of the restructuring described above have resulted in higher amortization of our mortgage servicing asset.

Core Deposit Intangibles Expense. Amortization of core deposit intangibles decreased $86,000 from $607,000 for 2006 to $521,000 for 2007. This was the result of less amortization as a result of utilizing a declining balance method of amortization.

Other Expenses. Other expenses increased $168,000 or 6.7% from $2,500,000 for the year ended December 31, 2006, to $2,668,000 for the year ended December 31, 2007. Losses on

deposit accounts increased by $104,000 and postage expense increased by $27,000. Deposit losses included several larger losses primarily related to customer fraud. Processes and procedures have been adjusted to reduce this risk going forward. Postage expense has increased in part due to the additional number of accounts opened in 2007.

Income Tax Expense. Income tax expense decreased $1,202,000 from the year ended December 31, 2006 to 2007. A tax benefit of $389,000 was incurred in 2007 as a result of lower net operating income, nontaxable income and low income housing tax credits.

Comparison of Operating Results For Years Ended December 31, 2006 and 2005

General. Net income for the year ended December 31, 2006 increased $1.7 million to $2.9 million compared to $1.2 million for the year ended December 31, 2005. Return on average assets for the years ended December 31, 2006 and 2005 was .33% and .14%, respectively. Return on average equity was 2.89% for the year ended December 31, 2006 and 1.18% for the year ended December 31, 2005.

Interest and Dividend Income. Total interest and dividend income was $51.2 million for 2006 compared to $43.9 million for 2005, an increase of $7.3 million. The increase in interest income was due to an increase in average earning assets of $49.1 million from $765.4 million for 2005 to $814.5 million for 2006 and the result of an increase in average earning asset yields by 56 basis points. The average yield on interest earning assets was 6.29% and 5.73% for the years ended December 31, 2006 and 2005, respectively.

Interest Expense. Interest expense was $29.0 million for the year ended December 31, 2006 compared to $21.0 million for the same period in 2005, an increase of $8.0 million. Average interest bearing liabilities increased $44.3 million to $724.0 million for 2006 from $679.7 million for 2005. The average cost of interest bearing liabilities was 4.01% and 3.09% for the years ended December 31, 2006 and 2005, respectively.

Net Interest Income. Net interest income for the year ended December 31, 2006 was $22.2 million compared to $22.9 million for the same period in 2005. The decline in net interest income in spite of increased average earning assets was the direct result of reduced spread. As shown above, average interest earning asset yields increased only 56 basis points while the cost of average interest bearing liabilities increased 92 basis points. This reduced our net interest spread from 2.64% in 2005 to 2.28% in 2006, or 36 basis points. Net interest income increased $3.8 million due to an increase in volume of net interest earning assets and liabilities and decreased $4.5 million as a result of the change in average rate of the net interest earning assets and interest bearing liabilities. Net interest margin was reduced to 2.73% for the twelve months ended December 31, 2006 from 2.99% for the same period in 2005.

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2006 was $884,000 compared to $2,642,000 last year for the same period. The primary reason for the increased provision in 2005 was the result of a $1,546,000 provision for one credit. The entire amount of the provision for that credit was ultimately recognized as a charge-off during 2005. Non-performing loans to total loans at December 31, 2006 were .38% compared to .59% at December 31, 2005, while non-performing assets to total assets were .31% at December 31, 2006 compared to .45% at December 31, 2005. The allowance for loan losses as a percentage of loans at December 31, 2006 was .96% compared to .97% at December 31, 2005.

The 2006 provision and the allowance for loan losses were considered adequate based on size, condition and components of the loan portfolio, past history of loan losses and industry trends. While management estimates loan losses using the best available information, no assurance can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans and other factors, both within and outside of management's control.

Service Charges on Deposit Accounts. Service charges on deposit accounts increased $110,000 or 5.3% from $2,070,000 for the year ended December 31, 2005 to $2,180,000 for 2006. The primary reason for the increase in service charge revenue was the continued success of the Bank's courtesy overdraft product.

Net Realized and Unrealized Gains on Sales of Loans. Net realized and unrealized gains on sales of loans of $518,000 were recorded during the year ended December 31, 2006 as compared to $759,000 during 2005. This decrease was the result of fewer loans sold during 2006 compared to 2005. In 2006, loan sales totaled approximately $37.7 million while in 2005 loan sales approximated $64.2 million. The decrease in loan sales was the result of a short-term change in the policy of selling nearly all fixed rate residential real estate loan volume with maturities over 15 years during 2005 to adding all loans into our portfolio to help compensate for slow loan demand in other loan categories. This policy was implemented in the fourth quarter of 2005 and continued into the second quarter of 2006. At that time, loan demand increased in commercial loans and we changed our policy to sell all residential real estate loan volume that qualifies for sale in the secondary market. The average premium received on the sale of loans increased from 1.20% in 2005 to 1.39% during 2006. Substantially all loan sales during 2005 and 2006 were one- to-four-family mortgage loans. The decision to sell or retain loans is evaluated regularly depending on the Bank's interest rate sensitivity and excess investable funds. Future gains will depend on market prices for these loans as well as the Bank's ability to originate residential real estate mortgage loans and its desire to retain or sell those loans.

Net Realized Gains (Losses) on Securities Available for Sale. Proceeds from sales of securities available for sale during the year ended December 31, 2006 amounted to $17.0 million with a net gain of $14,000. During 2005 proceeds from sales of securities available for sale were $54.9 million with a net loss of $97,000. This included $37.5 million that were sold in June 2005 as part of a balance sheet restructuring that resulted in a loss of approximately $497,000.

Point of Sale Income. Point of sale income generated by our debit cardholders shopping at merchant locations increased $135,000 or 23.2% to $718,000 for the year ended December 31, 2006 compared to $583,000 for 2005. Our efforts toward increasing the number of checking accounts and the increased popularity of debit cards contributed to the rise in point of sale fee income.

Loan Servicing Fees. Loan servicing fees earned for the year ended December 31, 2006 were $336,000 compared to $403,000 for 2005. The decline in loan servicing income was directly related to the decrease in the average balance of serviced loans. Loan servicing income averages approximately 29 basis points of serviced loans.

Increase in Cash Value of Life Insurance. The increase in cash surrender value of life insurance was $689,000 for the year ended December 31, 2006 compared to $673,000 for 2005.

Other Income. Other income for 2006 was $974,000 compared to $676,000 for the year ended December 31, 2005. The largest increase was due to a loss on abandonment of fixed assets during 2005 totaling $114,000 while losses on abandonment of fixed assets were only $7,000 in 2006.

Salaries and Employee Benefits. Salaries and employee benefits were $11,663,000 for the year ended December 31, 2006 compared to $10,791,000 for 2005, an increase of $872,000 or approximately 8.1%. The largest cost increase was due to increased hospitalization benefit costs, up $351,000 in 2006 from 2005. In addition, employee merit raises in early 2006 contributed approximately $265,000 to the increase. Increases in expense for the recognition and retention plan as well as option expense recognized for the first time in 2006 in accordance with FAS 123(R) totaled an additional $170,000 of the $872,000 increase. The Company employed approximately 226 full-time equivalent employees in December, 2006, compared to 231 during December, 2005.

Net Occupancy Expenses. Occupancy expenses increased $88,000 or 4.5% from $1,936,000 in 2005 to $2,024,000 in 2006. Most of this increase related to premises leased during 2005 that incurred a full year expense in 2006. Increased rent, leasehold improvement depreciation and property taxes were several areas where expense increased.

Equipment Expenses. Equipment expenses totaled $1,549,000 in 2006 compared to $1,450,000 for 2005, an increase of $99,000 or 6.8%. Most of this increase was due to increased depreciation and software amortization expense as fixed assets were added with relatively short lives.

Data Processing Fees. Data processing fees decreased $21,000 or .9% from $2,355,000 in 2005 to $2,334,000 in 2006. This was primarily due to renegotiating the contract with our major core system processor during 2006. New pricing became effective in April, 2006; however, as part of our renegotiation we signed a five year contract with our servicer. Costs for 2006 would have been less with the new contract except for increased volume of business and other services added to improve customer service.

Professional Fees. Professional fees increased $237,000 or 37.3% from $636,000 in 2005 to $873,000 in 2006. The increase was the direct result of additional costs required as a result of compliance with the Sarbanes-Oxley Act.

Director and Committee Fees. Director and committee fees increased $46,000 or 11.8% from $389,000 in 2005 to $435,000 in 2006. This increase included one additional director added in late 2005, increased fees for a portion of the year for a previously internal officer that served as an outside director in early 2006 and the annual increase in directors fees.

Advertising and Business Development. Advertising and business development expenses increased $193,000 or 25.8% from $747,000 in 2005 to $940,000 in 2006. Television ads and branding efforts increased in 2006 as we concentrated on improving consumer and commercial penetration in the markets we serve. Part of the cost increase was related to costs incurred at the end of 2006 as we began a new deposit marketing program targeting new consumer checking customers. This program will be fully implemented in 2007.

Amortization of Mortgage Servicing Rights. Amortization of mortgage servicing rights decreased $153,000 or 56.5% from $271,000 for the year ended December 31, 2005, to $118,000 for the year ended December 31, 2006. Rising interest rates along with the majority of our sold mortgages being sold on a service released to the buyer basis have resulted in lower amortization of our mortgage servicing asset.

Core Deposit Intangibles Expense. Amortization of core deposit intangibles decreased $113,000 from $720,000 for 2005 to $607,000 for 2006. This was the result of less amortization as a result of utilizing a declining balance method of amortization.

Other Expenses. Other expenses decreased $723,000 or 22.4% from $3,223,000 for the year ended December 31, 2005, to $2,500,000 for the year ended December 31, 2006. Certain expenses were lower in 2006 than in 2005. We experienced a loss on sale of other real estate in 2005 that reversed to a gain on sale of other real estate in 2006. This was responsible for $133,000 of

the improvement in other expenses. Office supplies expense was $136,000 lower in 2006 than in 2005. Merger related expenses that carried over into 2005, as well as improved supplies expense management were responsible for this substantial improvement. Expenses relating to telephone, dues, unreimbursed loan costs, postage and regulatory assessments are also included in other expenses.

Income Tax Expense. Income tax expense increased $853,000 from the year ended December 31, 2005 to 2006. Income taxes were 22% of pre-tax income for the year ended December 31, 2006. A tax benefit of $40,000 was incurred in 2005 as a result of lower net operating income that was more than offset by a greater amount of nontaxable income and low income housing tax credits.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, borrowings and the proceeds from principal and interest payments on loans. In addition, securities maturities and amortization of mortgage-backed securities are structured to provide a source of liquidity. Sales of loans and available for sale securities can also provide liquidity should the need arise. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage and mortgage-backed securities prepayments are greatly influenced by general interest rates, economic conditions and competition.

Other, primarily money center, financial institutions have experienced a tightening of liquidity as various sectors of the economy have contracted and certain financing alternatives available to these banks has been curtailed or eliminated. The Company has been affected by this tightening, not necessarily through reduced liquidity since the Company did not rely on these same sources for its liquidity, but through pricing for retail deposits. The Company has several wholesale alternatives available to it and weighs the cost of these alternatives against consumer market rates, especially in single service households.

The Company's primary investment activity is the origination of loans. During the years ended December 31, 2007, 2006 and 2005, cash used to originate loans exceeded repayments and other changes by $49.4 million, $37.1 million and $24.3 million respectively. Loan growth has been funded by a combination of deposit growth, cash flow generated from monthly repayments of mortgage-backed securities and proceeds from sales and maturities of securities available for sale as well as certain loans sold as part of the balance sheet restructuring activities described above.

During the years ended December 31, 2007, 2006 and 2005 the Company purchased $67.0 ,million, $38.0 million and $178.4 million of securities available for sale, respectively. During 2007, 2006 and 2005, these purchases were funded by proceeds from sales and maturities of securities available for sale and deposit growth as well as the sale of certain loans sold as part of the balance sheet restructuring activities described above. During the years ended December 31, 2007, 2006 and 2005, the Company received proceeds from maturities of mortgage-backed securities and other securities available for sale and held to maturity and held for trading of $24.0 million, $21.4 million and $90.9 million, respectively. During the years ended December 31, 2007, 2006 and 2005, the Company received proceeds for the sale of mortgage-backed and other securities available for sale and held for trading of $81.9 million, $17.0 million and $54.9 million which funds were used to fund its investment securities available for sale, loan growth and reduction of borrowed funds.

The Company had outstanding loan commitments and unused lines of credit of $139.0 million and standby letters of credit outstanding of $4.7 million at December 31, 2007. Management anticipates that the Company will have sufficient funds from loan repayments, loan sales, and from its ability to borrow additional funds from the FHLB of Indianapolis and other contingent sources to meet current commitments. Certificates of deposit scheduled to mature in one year or less at December 31, 2007 totaled $242.3 million. Management believes that a significant portion of such deposits will remain with the Company based upon historical deposit flow data and the Company's competitive pricing in its market area. In addition, the liquidity sources listed above would also be available to fund any shortfalls that result from deposit run-off.

Liquidity management is both a daily and long-term function of the Company's management strategy. In the event that the Company should require funds beyond its ability to generate them internally, additional funds are available through the use of FHLB advances, brokered deposits and federal funds purchased. The Company had outstanding FHLB advances in the amount of $108.1 million at December 31, 2007. As an additional funding source, the Company has also sold securities under repurchase agreements. The Company had $16.8 million outstanding securities sold under repurchase agreements at December 31, 2007.

Other significant investing and financing activities for the Company included repurchases of common stock during 2007 and 2006. During 2007, 2006 and 2005, the Company repurchased common stock for $1,199,000 $1,973,000 and $285,000, respectively. These transactions were funded by dividends from the Bank and borrowing on the Company's line of credit.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the subsidiary banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).

Management believes, as of December 31, 2007, that the Company and the Bank meet all capital adequacy requirements to which they are subject. The Company and Bank's actual capital amounts and ratios under the state charter are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$79,276	11.3%	$56,223	8.0%	$	N/A
Bank	79,016	11.3	56,117	8.0	70,150	10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	72,693	10.3	28,112	4.0		N/A
Bank	72,434	10.3	28,059	4.0	42,090	6.0
Tier I Capital (to Average Assets)						
Consolidated	72,693	8.4	34,432	4.0		N/A
Bank	72,434	8.4	34,369	4.0	42,961	5.0

Off-Balance Sheet Arrangements

As of the date of this Annual Report, the Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term "off-balance sheet arrangement" generally means any transaction, agreement, or other contractual arrangement to which any entity unconsolidated with the Company is a party and under which the company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operation

Contractual Obligations

The Company's contractual obligations as of December 31, 2007 are summarized in the following table.

| Contractual Obligations | Total | Payments due by period | | | |
		Less than 1 year	2 to 3 years	4 to 5 years	More than 5 years
Long Term Debt [1]	$87,000	$ 5,000	$46,000	$21,000	$15,000
Operating Leases [2]	3,830	346	663	618	2,203
Purchase Obligations [3]	6,384	1,977	3,921	486	—
Dividends Declared [4]	744	744	—	—	—
Total [5]	$97,958	$ 8,067	$50,584	$22,104	$17,203

(1) Long term debt is primarily FHLB advances and does not include borrowings with an initial term of less than one year. See "Notes to Consolidated Financial Statements – Borrowings," contained in Note 11, for information related to collateral and amounts with various options.

(2) Leased facilities for six locations with various expiration dates none of which expires beyond 2027. Some of the leases contain rent adjustment provisions over the life of the lease and allocation of expense increases for shared expenses with other lease tenants.

(3) The purchase obligations are to pay for office equipment rentals and data processing services including core system processing, item processing and ATM transaction processing. The contracts are for varied terms none of which extends beyond 2011.

(4) A dividend on common stock was declared by the Board of Directors to shareholders of record on December 31, 2007 and payable on January 15, 2008.

(5) For information regarding the contractual maturities of deposit liabilities, which are not included in the above table, see "Notes to Consolidated Financial Statements – Deposits," contained in Note 9.

Impact of Accounting Changes

The Company has a stock-based employee compensation plan, which is described more fully in Note 18. Prior to 2006, the Company accounted for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment. The Company selected the modified prospective application. Accordingly, after January 1, 2006, the Company began expensing the fair value of stock options granted, modified, repurchased or cancelled.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	2005
Net income, as reported	$1,199
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(356)
Pro forma net income	$ 843
Earnings per share:	
Basic – as reported	$ 0.24
Basic – pro forma	0.17
Diluted – as reported	0.23
Diluted – pro forma	0.16

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The adoption on January 1, 2008 of SFAS No. 157 did not have a material impact on the financial condition or results of operations of the Company.

On February 15, 2007, the FASB issued its Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an Amendment of FASB Statement No. 115. FAS 159 permits entities to elect to report most financial assets and liabilities at their fair value with changes in fair value included in net income. The fair value option may be applied on an instrument-by-instrument or instrument class-by-class basis. The option is not available for deposits withdrawable on demand, pension plan assets and obligations, leases, instruments classified as stockholders' equity, investments in consolidated subsidiaries and variable interest entities and certain insurance policies. The new standard is effective at the beginning of the Company's fiscal year beginning January 1, 2008, and early application may be elected in certain circumstances. The Company expects to first apply the new standard at the beginning of its 2008 fiscal year. The adoption on January 1, 2008 of SFAS No. 159 did not have a material impact on the financial condition or results of operations of the Company.

Income tax in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files income tax returns in the U.S. federal and Indiana jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2003.

The Company adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of FIN 48, the Company did not identify any uncertain tax positions that it believes should be recognized in the financial statements.

Impact of Inflation and Changing Prices

The consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

The Company's primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that the Company has made. The Company is unable to determine the extent, if any, to which properties securing its loans have appreciated in dollar value due to inflation.

Quantitative and Qualitative Disclosures about Market Risks

An important component of Lincoln Bank's asset/liability management policy includes examining the interest rate sensitivity of its assets and liabilities and monitoring the expected effects of interest rate changes on the net portfolio value of its assets. An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If Lincoln Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, net portfolio value and net interest income would tend to increase during periods of rising interest rates, but decrease during periods of falling interest rates. Conversely, if Lincoln Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. Lincoln Bank's policy has been to mitigate the interest rate risk inherent in its historical business, the origination of long-term loans funded by short-term deposits, by pursuing certain strategies designed to decrease the vulnerability of Lincoln Bank's earnings to material and prolonged changes in interest rates.

The Bank's board of directors has delegated responsibility for the day-to-day management of interest rate risk to the Asset/Liability ("ALCO") Committee. The ALCO Committee meets monthly to manage and review Lincoln Bank's assets and liabilities. The committee considers the bank's interest rate risk position, liquidity needs . The ALCO Committee establishes interest rates for deposits and reviews loan product pricing and competitive pricing weekly.

The Bank manages the relationship between interest rates and the effect on Lincoln Bank's economic value of equity ("EVE"). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Lincoln Bank manages assets and liabilities within the context of the marketplace, regulatory limitations and within limits established by Lincoln Bank's Board of Directors on the amount of change in EVE which is acceptable given certain interest rate changes.

Presented below, as of December 31, 2007, is an analysis showing the present value impact of changes in interest rates, assuming a comprehensive mark-to-market environment. Noninterest sensitive assets and liabilities such as cash, accounts receivable, fixed assets, and other liabilities are excluded from the analysis.

	Economic Value				
	Present Value at December 31, 2007 Change in Interest Rates of:				
	-2%	-1%	Current	+1%	+2%
	(In thousands)				
Interest Sensitive Assets					
Investments	$ 163,320	$ 161,479	$ 159,105	$ 154,097	$ 148,183
Loans	657,051	648,369	640,463	631,998	624,378
Total interest sensitive assets	820,371	809,848	799,568	786,095	772,561
Interest Sensitive Liabilities					
Deposits	(613,495)	(608,583)	(603,091)	(597,349)	(592,118)
Borrowings and repurchase agreements	(131,492)	(128,570)	(126,546)	(124,434)	(123,945)
Total interest sensitive liabilities	(744,987)	(737,153)	(729,637)	(721,783)	(716,063)
Net difference as of December 31, 2007	$ 75,384	$ 72,695	$ 69,931	$ 64,312	$ 56,498
Change from current	$ 5,453	$ 2,764	$ —	$ (5,619)	$ (13,433)

Presented below, as of December 31, 2006, is an analysis showing the present value impact of changes in interest rates, assuming a comprehensive mark-to-market environment.

Noninterest sensitive assets and liabilities such as cash, accounts receivable, fixed assets, and other liabilities are excluded from the analysis.

	Economic Value				
	Present Value at December 31, 2006 Change in Interest Rates of:				
	-2%	-1%	Current	+1%	+2%
	(In thousands)				
Interest Sensitive Assets					
Investments	$ 164,398	$ 162,623	$ 160,045	$ 154,521	$ 148,496
Loans	645,847	637,404	624,753	608,960	592,438
Total interest sensitive assets	810,245	800,027	784,798	763,481	740,934
Interest Sensitive Liabilities					
Deposits	(640,002)	(629,328)	(619,314)	(609,910)	(601,070)
Borrowings and repurchase agreements	(127,439)	(123,547)	(120,660)	(118,874)	(118,014)
Total interest sensitive liabilities	(767,441)	(752,875)	(739,974)	(728,784)	(719,084)
Net difference as of December 31, 2006	$ 42,804	$ 47,152	$ 44,824	$ 34,697	$ 21,850
Change from current	$ (2,020)	$ 2,328	$ —	$ (10,127)	$ (22,974)

The estimated net market value of interest sensitive assets and liabilities in the current environment at that date increased from $44.8 million at December 31, 2006 to an estimated net market value at December 31, 2007 of $69.9 million. Fluctuations in external interest rates including the inversion of the yield curve in 2006 resulted in our short term and non-maturity deposit liabilities re-pricing at a faster rate and a substantially narrower spread than historically experienced. Generally, the result of a narrower spread is a lower net market value. As the interest rate curve has moved back towards a more "traditional" positively sloped shape and interest rates have fallen the net market value of interest bearing assets and interest bearing liabilities has improved. The tables also illustrate the effect of an immediate and parallel shift in the yield curve on the Company's financial assets. As of December 31, 2007 the company is at a higher risk of increasing rates than it is of declining rates.

These tables should be used with caution. The net market value sensitivities do not necessarily represent the changes in net asset value that would actually occur under the given interest rate scenarios, as sensitivities do not reflect changes in value of the

company as a going concern, nor consider potential re-balancing or other management actions that might be taken in the future under asset/liability management as interest rates change.

In addition, the shocks presented of immediate and parallel shifts in the yield curve in up, and down 100 basis point increments are unlikely to occur as most historical changes in rates have occurred gradually and in a non-linear fashion. As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to re-pricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the tables.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Shareholders
Lincoln Bancorp
Plainfield, Indiana

We have audited the accompanying consolidated balance sheets of Lincoln Bancorp as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Bancorp as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Lincoln Bancorp's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 05, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

BKD, LLP

Indianapolis, Indiana
March 5, 2008

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006

	2007	2006
Assets		
Cash and due from banks	$ 3,935,172	$ 4,507,257
Federal funds sold	1,983,662	887,912
Interest-bearing demand deposits in other banks	7,196,435	13,013,548
Cash and cash equivalents	13,115,269	18,408,717
Investment securities available for sale	150,405,859	151,237,001
Loans held for sale	3,956,914	3,713,010
Loans, net of allowance for loan losses of $6,581,860 and $6,129,069	635,834,260	629,283,375
Premises and equipment	18,086,416	14,296,685
Investment in limited partnership	1,237,498	1,252,091
Federal Home Loan Bank stock	8,808,200	8,808,200
Interest receivable	5,133,487	4,785,639
Goodwill	23,906,877	23,906,877
Core deposit intangible	2,168,978	2,690,255
Cash value of life insurance	21,051,945	20,171,426
Other assets	5,608,162	4,989,513
Total assets	$889,313,865	$883,542,789
Liabilities		
Deposits		
Noninterest-bearing	$ 45,955,056	$ 51,062,255
Interest-bearing	610,449,489	604,601,833
Total deposits	656,404,545	655,664,088
Securities sold under repurchase agreements	16,766,968	16,863,656
Borrowings	109,177,208	103,608,175
Interest payable	2,310,627	2,460,498
Other liabilities	5,668,732	5,646,466
Total liabilities	790,328,080	784,242,883
Commitments and Contingencies		
Shareholders' Equity		
Common stock, without par value		
Authorized – 20,000,000 shares		
Issued and outstanding – 5,312,981 and 5,329,687 shares	61,720,988	62,020,927
Retained earnings	40,190,154	41,035,822
Accumulated other comprehensive loss	(434,297)	(961,453)
Unearned employee stock ownership plan (ESOP) shares	(2,491,060)	(2,795,390)
Total shareholders' equity	98,985,785	99,299,906
Total liabilities and shareholders' equity	$889,313,865	$883,542,789

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Interest and Dividend Income			
Loans, including fees	$44,219,546	$41,954,365	$37,444,106
Investment securities			
Mortgage-backed securities	4,526,181	3,973,952	2,282,247
Other investment securities	4,164,381	4,215,420	3,053,172
Deposits with financial institutions	300,615	504,408	549,274
Federal funds sold	80,572	81,771	94,308
Dividend income	402,631	488,372	458,831
Total interest and dividend income	53,693,926	51,218,288	43,881,938
Interest Expense			
Deposits	27,038,654	23,637,540	13,782,695
Short-term borrowings	634,192	526,972	261,183
Federal Home Loan Bank advances	4,235,324	4,842,538	6,964,183
Total interest expense	31,908,170	29,007,050	21,008,061
Net Interest Income	21,785,756	22,211,238	22,873,877
Provision for loan losses	957,000	884,120	2,641,511
Net Interest Income After Provision for Loan Losses	20,828,756	21,327,118	20,232,366
Other Income			
Service charges on deposit accounts	2,474,156	2,179,719	2,070,228
Net gains (losses) on sales of loans	(692,867)	517,985	758,720
Net realized and unrealized gains (losses) on sales of securities	(25,127)	14,409	(97,448)
Point of sale income	921,767	717,956	583,340
Loan servicing fees	345,811	335,795	402,637
Increase in cash value of life insurance	849,087	688,826	673,004
Other income	1,150,386	974,765	676,443
Total other income	5,023,213	5,429,455	5,066,924
Other Expenses			
Salaries and employee benefits	12,294,704	11,662,880	10,790,926
Net occupancy expenses	2,367,587	2,023,932	1,935,548
Equipment expenses	1,657,723	1,548,629	1,449,556
Data processing fees	2,569,869	2,333,977	2,354,933
Professional fees	744,347	873,243	636,003
Director and committee fees	393,601	434,812	389,255
Advertising and business development	1,121,905	939,971	747,082
Mortgage servicing rights expense	152,897	118,125	271,491
Core deposit intangible amortization	521,277	607,185	719,833
Prepayment fee – Federal Home Loan Bank advances	—	—	1,621,813
Other expenses	2,668,408	2,500,441	3,223,812
Total other expenses	24,492,318	23,043,195	24,140,252
Income Before Income Tax	1,359,651	3,713,378	1,159,038
Income tax expense (benefit)	(389,290)	812,946	(40,085)
Net Income	$ 1,748,941	$ 2,900,432	$ 1,199,123
Basic Earnings per Share	$ 0.35	$ 0.58	$ 0.24
Diluted Earnings per Share	$ 0.34	$ 0.56	$ 0.23

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Net income	$ 1,748,941	$ 2,900,432	$ 1,199,123
Other comprehensive income (loss), net of tax			
Unrealized gains/(losses) on securities available for sale			
Unrealized holding gains/(losses) arising during the period, net of tax expense/ (benefit) of $273,208, $14,497 and $(598,387)	451,027	23,057	(1,081,338)
Less: Reclassification adjustment for realized gains (losses) included in net income, net of tax expense (benefit) of $6,072, $5,072, and $(17,079)	(31,198)	9,337	(80,370)
Reclassification adjustment for amortization of additional pension liability recognized in expense under FAS 158, net of tax benefit of $29,458, $0 and $0	44,931	—	—
	527,156	13,720	(1,000,968)
Comprehensive income	$ 2,276,097	$ 2,914,152	$ 198,155

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended December 31, 2007, 2006 and 2005

	Common Stock Shares Outstanding	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned RRP Compensation	Unearned ESOP Shares	Total
Balances, January 1, 2005	5,366,563	$ 63,533,976	$ 42,092,418	$ 182,864	$ (632,420)	$ (3,422,020)	$101,754,818
Net income			1,199,123				1,199,123
Unrealized losses on securities, net of reclassification adjustment				(1,000,968)			(1,000,968)
Purchase of common stock	(18,300)	(284,748)					(284,748)
Stock options exercised	37,890	433,703					433,703
Tax benefit on stock options and RRP		89,233					89,233
ESOP shares earned			229,640			322,300	551,940
Amortization of unearned compensation expense			8,130		24,622		32,752
Cash dividends ($0.56 per share)			(2,835,920)				(2,835,920)
Balances, December 31, 2005	5,386,153	63,772,164	40,693,391	(818,104)	(607,798)	(3,099,720)	99,939,933
Net income			2,900,432				2,900,432
Unrealized gains on securities, net of reclassification adjustment				13,720			13,720
Purchase of common stock	(102,661)	(1,973,291)					(1,973,291)
Stock options exercised	46,195	563,605					563,605
Tax benefit on stock options and RRP		85,772					85,772
Stock option expense		89,241					89,241
ESOP shares earned			260,542			304,330	564,872
Amortization of unearned compensation expense		91,234	21,190				112,424
Reclassification of unearned compensation to common stock upon adoption of SFAS 123(R)		(607,798)			607,798		—
Recognition of additional pension liability per adoption of FAS 158				(157,069)			(157,069)
Cash dividends ($0.56 per share)			(2,839,733)				(2,839,733)
Balances, December 31, 2006	5,329,687	62,020,927	41,035,822	(961,453)	—	(2,795,390)	99,299,906
Net income			1,748,941				1,748,941
Unrealized gains on securities, net of reclassification adjustment				482,225			482,225
Purchase of common stock	(70,437)	(1,198,950)					(1,198,950)
Stock options exercised	53,731	671,638					671,638
Tax benefit on stock options and RRP		124,803					124,803
Stock option expense		21,941					21,941
ESOP shares earned			230,355			304,330	534,685
Amortization of unearned compensation expense		80,629	17,714				98,343
Amortization of additional pension liability recognized under FAS158				44,931			44,931
Cash dividends ($0.56 per share)			(2,842,678)				(2,842,678)
Balances, December 31, 2007	5,312,981	$ 61,720,988	$ 40,190,154	$ (434,297)	$ —	$ (2,491,060)	$ 98,985,785

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Operating Activities			
Net income	$ 1,748,941	$ 2,900,432	$ 1,199,123
Items not requiring (providing) cash			
Provision for loan losses	957,000	884,120	2,641,511
Investment securities amortization (accretion), net	1,533	26,121	(53,120)
Investment securities loss (gain)	25,127	(14,409)	97,449
Loans originated for sale in the secondary market	(64,237,197)	(40,523,885)	(60,938,915)
Proceeds from sale of loans in the secondary market	66,400,891	37,737,643	64,168,598
Net realized and unrealized (gains) losses on loans held for sale	692,867	(517,985)	(758,720)
Amortization of net loan origination fees	599,523	575,238	(314,346)
Amortization of purchase accounting adjustments	337,712	267,553	32,882
Amortization of mortgage servicing rights	152,897	118,125	271,491
Depreciation and amortization	1,739,499	1,760,839	1,570,600
Deferred income tax	(870,243)	(313,146)	(344,680)
Amortization of unearned compensation expense	98,343	112,424	32,752
Option expense recognized	21,941	89,241	—
ESOP shares earned	534,685	564,872	551,940
Earnings on life insurance	(849,087)	(688,826)	(673,004)
Tax benefit from stock options exercised	(124,803)	(85,772)	—
Change in			
Interest receivable	(347,848)	(515,480)	(1,075,846)
Interest payable	(149,871)	564,512	750,109
Other operating activities	1,134,213	661,306	999,912
Net cash provided by operating activities	7,866,123	3,602,923	8,157,736
Investing Activities			
Net change in interest-bearing deposits	—	—	2,188,111
Purchases of securities available for sale	(67,037,570)	(38,002,500)	(178,389,563)
Proceeds from sales of securities available for sale	14,906,109	16,988,689	54,888,743
Proceeds from maturities of securities available for sale	23,598,007	21,353,526	89,225,711
Proceeds from sales of securities held for trading	66,982,682	—	—
Proceeds from maturities of securities held for trading	402,552	—	—
Proceeds from maturities of securities held to maturity	—	—	1,695,000
Net changes in loans	(49,413,322)	(37,135,911)	(24,314,547)
Purchase of premises and equipment	(5,616,663)	(1,692,870)	(1,891,109)
Premiums on life insurance	(31,432)	(1,031,433)	(26,888)
Proceeds from sale of foreclosed real estate	445,151	1,097,460	2,243,308
Redemption of Federal Home Loan Bank stock	—	1,840,000	—
Other investing activities	7,196	1,100	277,386
Net cash used in investing activities	(15,757,290)	(36,581,939)	(54,103,848)
Financing Activities			
Net change in			
Noninterest-bearing, interest-bearing demand, money market and savings deposits	18,281,081	17,163,186	34,220,732
Certificates of deposit	(17,487,126)	38,074,323	50,419,722
Short-term borrowings	4,361,549	13,349,546	6,563,833
Proceeds from borrowings	21,250,000	10,000,000	—
Repayment of borrowings	(20,125,000)	(40,000,000)	(53,855,000)
Cash dividends	(2,805,966)	(2,843,294)	(2,828,016)
Purchase of common stock	(1,198,950)	(1,973,290)	(284,748)
Exercise of stock options	671,638	563,605	433,704
Reduction in taxes paid due to tax benefit on stock options exercised	124,803	85,772	—
Other financing activities	(474,310)	232,088	221,563
Net cash provided by financing activities	2,597,719	34,651,936	34,891,790
Net Change in Cash and Cash Equivalents	(5,293,448)	1,672,920	(11,054,322)
Cash and Cash Equivalents, Beginning of Year	18,408,717	16,735,797	27,790,119
Cash and Cash Equivalents, End of Year	$ 13,115,269	$ 18,408,717	$ 16,735,797
Additional Cash Flows and Supplementary Information			
Interest paid	$ 32,058,041	$ 28,442,538	$ 20,257,952
Income tax paid (refunded)	(181,646)	1,126,701	(1,050,862)
Loan balances transferred to foreclosed real estate	680,629	1,119,623	783,083
Securitization of loans	37,297,938	—	—

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)

Note 1: Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of Lincoln Bancorp (Company) and its wholly owned subsidiary, Lincoln Bank (Bank), and the Bank's wholly owned subsidiaries, L-F Service Corporation (L-F Service), Citizens Loan and Service Corporation (CLSC) and LF Portfolio Services, Inc. (LF Portfolio), conform to accounting principles generally accepted in the United States of America and reporting practices followed by the banking industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a holding company whose principal activity is the ownership and management of the Bank. The Bank switched from a federal thrift charter to a state charter in 2006 and provides full banking services in a single significant business segment. As a state chartered bank, the Bank is subject to regulation by the Department of Financial Institutions, State of Indiana and the Federal Deposit Insurance Corporation.

The Bank generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Central Indiana. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. L-F Service invests in low income housing partnerships. CLSC develops land for residential housing. LF Portfolio manages part of the Company's investment securities portfolio.

Consolidation – The consolidated financial statements include the accounts of the Company and the Bank and its subsidiaries after elimination of all material intercompany transactions and accounts.

Cash Equivalents – The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Investment Securities – Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income (loss), net of tax. Trading securities, if any, are carried at fair value with any unrealized gains or losses reported in the statement of income.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loan securitizations – The Company occasionally securitizes certain mortgage loans and creates mortgage-backed securities for sale in the secondary market. Because the resulting securities are collateralized by the identical loans previously held, no gains or losses are recognized at the time of the securitization transactions. When securitized loans are sold to an outside party, the specific-identification method is used to determine the cost of the security sold, and a gain or loss is recognized in income.

Loans held for sale are carried at the lower of aggregate cost or market. Market is determined using the aggregate method. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income based on the difference between estimated sales proceeds and aggregate cost.

Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days outstanding are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. Generally, loans are placed on non-accrual status at 90 days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection. The Company considers its investment in one-to-four family residential loans and consumer loans to be homogeneous and, therefore, excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee balance is credited to income.

Allowance for loan losses – The allowance for loan losses represents management's estimate of probable losses inherent in the Company's loan portfolios. In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

The Company's strategy for credit risk management includes conservative, centralized credit policies, and uniform underwriting criteria for all loans as well as an overall credit limit for each customer below legal lending limits. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit quality reviews and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality. A standard credit scoring system is used to assess credit risks during the loan approval process of all consumer loans while commercial loans are individually reviewed by a credit analyst with formal presentations to the Bank's Loan Committee.

The Company's allowance consists of three components. The Company estimates probable incurred losses from individual reviews of specific loans and probable incurred losses from historical loss rates. Also, factors affecting probable incurred losses resulting from economic or environmental factors that may not be captured in the first two components of the allowance are considered.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Company. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*. Any allowances for impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the underlying collateral.

The Company evaluates the collectibility of both principal and interest when assessing the need for a loss accrual. Estimated loss rates are applied to other commercial loans not subject to specific reserve allocations.

Homogenous loans, such as consumer installment and residential mortgage loans are not individually risk graded. Rather, standard credit scoring systems are used to assess credit risks. Loss rates are based on the average net charge-off estimated by loan category. Allowances on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions.

The Company's primary market area for lending is central Indiana. When evaluating the adequacy of the allowance, consideration is given to this regional geographic concentration and the closely associated effect changing economic conditions and other qualitative factors have on the Company's customers. The Company has not substantively changed any aspect to its overall approach in the determination of the allowance for loan losses. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the current period allowance.

Premises and equipment are carried at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets which range from 3 to 39 years. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank (FHLB) system and is carried at the amount at which stock can be redeemed. The required investment in the common stock is based on a predetermined formula.

Foreclosed assets are carried at the lower of cost or fair value less estimated selling costs. When foreclosed assets are acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.

Goodwill is annually tested for impairment. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Core deposit intangible is being amortized on an accelerated basis over ten years until such time that straight-line amortization exceeds the accelerated method. Such asset is periodically evaluated as to the recoverability of its carrying value.

Mortgage servicing rights on originated loans are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights, which include purchased servicing rights, are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Investments in limited partnerships are recorded using the equity method of accounting. Losses due to impairment are recorded when it is determined that the investment no longer has the ability to recover its carrying amount. The benefits of low income housing tax credits associated with the investment are accrued when earned.

Stock options – The Company has a stock-based employee compensation plan, which is described more fully in Note 18. Prior to 2006, the Company accounted for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting

Standards (SFAS) No. 123(R), *Share-Based Payment*. The Company selected the modified prospective application. Accordingly, on January 1, 2006, the Company began expensing the fair value of stock options granted, modified, repurchased or cancelled.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

	2005
Net income, as reported	$1,199
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(356)
Pro forma net income	$ 843
Earnings per share:	
Basic – as reported	$ 0.24
Basic – pro forma	0.17
Diluted – as reported	0.23
Diluted – pro forma	0.16

Income tax in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company or one of its subsidiaries files income tax returns in the U.S. federal and Indiana jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2003.

The Company adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of FIN 48, the Company did not identify any uncertain tax positions that it believes should be recognized in the financial statements.

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares and RRP shares which have not vested have been excluded from the computation of average shares outstanding.

Reclassifications of certain amounts in the 2006 and 2005 consolidated financial statements have been made to conform to the 2007 presentation. These reclassifications had no impact on net income.

Note 2: Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2007 was $576,000.

Note 3: Investment Securities

	2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
Federal agencies	$ 24,824	$ 131	$ (120)	$ 24,835
Mortgage-backed securities	88,603	736	(179)	89,160
Marketable equity securities	223	34	—	257
Corporate obligations	13,416	—	(1,137)	12,279
Municipal securities	23,845	165	(135)	23,875
Total available for sale	$150,911	$ 1,066	$ (1,571)	$150,406

	2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
Federal agencies	$ 53,553	$ 3	$ (588)	$ 52,968
Mortgage-backed securities	64,663	113	(475)	64,301
Marketable equity securities	222	27	—	249
Corporate obligations	13,432	—	(239)	13,193
Municipal securities	20,622	63	(159)	20,526
Total available for sale	$152,492	$ 206	$ (1,461)	$151,237

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)

The amortized cost and fair value of securities at December 31, 2007, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2007	
	Amortized Cost	Fair Value
Within one year	$ 216	$ 216
One to five years	5,295	5,324
Five to ten years	19,962	20,125
Over ten years	36,612	35,324
	62,085	60,989
Mortgage-backed securities	88,603	89,160
Marketable equity securities	223	257
Totals	$150,911	$150,406

Securities with a carrying value of $23,230,000 and $18,841,000 were pledged at December 31, 2007 and 2006 to secure securities sold under agreements to repurchase. Securities with a carrying value of $36,068,000 and $11,767,000 were pledged at December 31, 2007 and 2006 to secure FHLB advances.

During 2007, the Company transferred $30,137,000 of securities available for sale to trading and these investments were subsequently sold in 2007. Upon the transfer to trading, the unrealized losses on these securities were realized in the income statement. Total realized and unrealized losses on the transfer and sale of these securities totaled $356,000 and are included in the gross losses total noted in the following paragraph.

Proceeds from sales of securities available for sale during 2007 were $14,906,000 and proceeds from sales of securities held for trading were $66,983,000. Gross gains of $389,000 and gross losses of $414,000 were realized on those sales. Proceeds from sales of securities available for sale during 2006 were $16,989,000. Gross

gains of $53,000 and gross losses of $39,000 were realized on those sales. Proceeds from sales of securities available for sale during 2005 were $54,889,000. Gross gains of $467,000 and gross losses of $564,000 were realized on those sales.

Certain investment securities are reported in the consolidated financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2007 and 2006 were $47,976,000 and $123,557,000, which is approximately 31.9% and 81.7% of the Company's investment portfolio. These declines primarily resulted from continued increases in market interest rates from acquisition date of the securities. The unrealized losses in corporate obligations primarily relate to four variable-rate trust preferred debt securities issued by regional and national financial institutions.

Substantially all of the Company's investments are either mortgage-backed securities or debt instruments. Based on evaluation of available evidence, including recent changes in market interest rates and credit rating information, management believes the declines in fair value for these securities are generally interest rate related and that all amounts due will be collected according to the contractual terms of the debt securities. Therefore management has concluded that the declines in fair value for these securities are temporary. The Company does not hold any marketable equity securities where the amortized cost was less than the current market value as of December 31, 2007 and 2006.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified. At December 31, 2007, the Company has the intent and the ability to hold these securities until the earlier of recovery or maturity.

The following table shows our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2007 and 2006:

	2007					
	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Federal agencies	$ 4,905	$ (120)	$ —	$ —	$ 4,905	$ (120)
Mortgage-backed securities	12,825	(30)	9,126	(149)	21,951	(179)
Corporate obligations	5,956	(488)	6,323	(649)	12,279	(1,137)
Municipals	4,391	(59)	4,450	(76)	8,841	(135)
Totals	$28,077	$ (697)	$19,899	$ (874)	$ 47,976	$(1,571)

	2006					
	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Federal agencies	$ 7,981	$ (17)	$38,463	$ (571)	$ 46,444	$ (588)
Mortgage-backed securities	18,894	(50)	31,805	(425)	50,699	(475)
Corporate obligations	1,508	(4)	10,683	(235)	12,191	(239)
Municipals	8,194	(70)	6,029	(89)	14,223	(159)
Totals	$36,577	$ (141)	$86,980	$(1,320)	$123,557	$(1,461)

Note 4: Loans and Allowance

	2007	2006
Real estate mortgage loans		
One-to-four family	$147,941	$198,990
Multi-family	8,742	6,697
Real estate construction loans	87,664	61,245
Commercial, industrial and agricultural loans	275,587	230,585
Consumer loans	138,413	139,872
	658,347	637,389
Less		
Undisbursed portion of loans	18,898	5,088
Net deferred loan fees and premiums	(2,967)	(3,111)
Allowance for loan losses	6,582	6,129
Total loans	$635,834	$629,283

	2007	2006	2005
Allowance for loan losses			
Balances, January 1	$ 6,129	$ 5,843	$ 5,701
Provision for losses	957	884	2,642
Recoveries on loans	133	86	95
Loans charged off	(637)	(684)	(2,595)
Balances, December 31	$ 6,582	$ 6,129	$ 5,843

Impaired loans totaled $8,129,000 and $2,568,000 at December 31, 2007 and 2006, respectively. An allowance for loans losses of $1,546,000 and $492,000 relates to impaired loans of $7,756,000 and $1,631,000, at December 31, 2007 and 2006, respectively. At December 31, 2007 impaired loans of $373,000 had no related allowance for loan losses. At December 31, 2006, impaired loans of $967,000 had no related allowance for loan losses.

Interest of $176,000, $176,000, and $185,000 was recognized on average impaired loans of $3,843,000, $2,889,000 and $5,956,000 for 2007, 2006 and 2005, respectively. Included in the above interest is $23,000, $92,000 and $9,000 of interest that was recognized on a cash basis during 2007, 2006 and 2005, respectively.

At December 31, 2007 and 2006, accruing loans delinquent 90 days or more totaled $192,000 and $1,000, respectively. Non-accruing loans at December 31, 2007 and 2006 were $7,708,000 and $2,457,000, respectively.

During 2007, the Company transferred loans held for investment of $44,199,000 to loans held for sale. Unrealized losses of $2,076,000 were recorded while held for sale. $3,575,000 of the original loans transferred to loans held for sale were transferred back to the held for investment portfolio at their fair value. The remaining loans held for sale, net of loan payments received, of $37,298,000 were securitized and classified as trading securities. These trading securities, net of payments received, of $36,899,000 were sold during 2007 and a gain of $303,000 was recorded on the sale.

Note 5: Premises and Equipment

	2007	2006
Land	$ 5,748	$ 2,638
Buildings and land improvements	14,896	13,398
Furniture and equipment	7,313	7,394
Total cost	27,957	23,430
Accumulated depreciation	(9,871)	(9,133)
Net	$18,086	$14,297

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)

Note 6: Investment In Limited Partnership

The Company's investment in a limited partnership of $1,237,000 and $1,252,000 at December 31, 2007 and 2006 represents equity in a limited partnership organized to build, own and operate apartment complexes. The Company records its equity in the net income or loss of the partnership based on the Company's interest in the partnership, which is 99 percent in Bloomington Housing Associates L.P. (Bloomington Housing). In addition to recording its equity in the income or losses of the partnerships, the Company has recorded the benefit of a low income housing tax credit of $150,000, $150,000 and $150,000 for the years ended December 31, 2007, 2006 and 2005. Condensed financial statements of the partnership are as follows:

	2007	2006
Assets		
Cash	$ 265	$ 168
Land and property	3,629	3,764
Other assets	424	414
Total assets	$4,318	$4,346
Liabilities		
Notes payable	$2,799	$2,835
Other liabilities	122	108
Total liabilities	2,921	2,943
Partners' equity	1,397	1,403
Total liabilities and partners' equity	$4,318	$4,346

	2007	2006	2005
Condensed statement of operations			
Total revenue	$ 745	$ 773	$ 735
Total expenses	750	805	701
Net income (loss)	$ (5)	$ (32)	$ 34

Note 7: Goodwill

No impairment loss was recorded in 2007, 2006 or 2005. The goodwill relates primarily to goodwill acquired in the First Shares' acquisition totaling $22,343,000.

Note 8: Core Deposit Intangible

The carrying basis of the recognized core deposit intangible was $4,741,000 at December 31, 2007 and 2006 and the accumulated amortization of such intangible was $2,572,000and $2,051,000 at those dates.

Amortization expense for 2007, 2006 and 2005 was $521,000, $607,000 and $720,000. Annual estimated amortization expense for each of the next five years is:

2008	$483,000
2009	483,000
2010	459,000
2011	389,000
2012	281,000

Note 9: Deposits

	2007	2006
Noninterest-bearing demand deposits	$ 45,955	$ 51,062
Interest-bearing demand deposits	54,180	46,482
Money market savings deposits	173,331	142,717
Savings deposits	53,349	68,273
Certificates and other time deposits of $100,000 or more	105,333	129,779
Other certificates and time deposits	224,257	217,351
Total deposits	$656,405	$655,664

At December 31, 2007, the scheduled maturities of time deposits are as follows:

2008	$242,282
2009	70,706
2010	12,019
2011	2,636
2012	1,926
Thereafter	21
	$329,590

Note 10: Securities Sold Under Repurchase Agreements

Securities sold under agreements to repurchase were $16,767,000 and $16,864,000 at December 31, 2007 and 2006. Agreements outstanding during 2007 and 2006 consisted of obligations of the Company to other parties. The obligations were secured by federal agency securities, and such collateral was held by a financial services company. The maximum amount of outstanding agreements at any month-end during 2007 totaled $17,106,000 and the daily average of such agreements totaled $15,344,000. The maximum amount of outstanding agreements at any month-end during 2006 totaled $16,864,000 and the daily average of such agreements totaled $11,722,000. The agreements outstanding at December 31, 2007 matured on January 2, 2008.

Note 11: Borrowings

Borrowings at December 31, 2007 and 2006, including Federal Home Loan Bank term advances, Federal Home Loan Bank overnight advances and a line of credit from another financial institution totaled $109,177,000 and $103,608,000. The terms of these arrangements are more fully described below.

	Amount
Aggregate annual maturities of borrowing at December 31, 2007, are	
2008	$ 27,145
2009	25,011
2010	21,011
2011	1,010
2012	20,000
Thereafter	15,000
	$109,177

FHLB advances are secured by mortgage loans and investment securities totaling $279,251,000 at December 31, 2007. Advances, at interest rates from 3.1 to 5.6 percent, are subject to restrictions or penalties in the event of prepayment.

At December 31, 2007, FHLB advances totaling $61,000,000 are subject to various options by the FHLB to convert the rates. If the FHLB exercises its option, the advance will be prepayable at the Bank's option, at par and without a penalty fee.

The Bank has an available line of credit with the FHLB totaling $5,000,000. The line of credit expires October 24, 2008 and bears interest rate equal to the current variable advance rate. At December 31, 2007, the outstanding balance was $4,308,000.

The Company has a line of credit for $5,000,000 from another financial institution. The line of credit matures on May 8, 2008 and carries an interest rate of 3 month LIBOR plus 1.50 percent. At December 31, 2007, there was an outstanding balance of $1,125,000.

Note 12: Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans consist of the following:

	2007	2006	2005
Mortgage loan portfolio serviced for:			
FHLMC	$133,888	$104,231	$120,577
Other investors	4,927	5,693	6,187
	$138,815	$109,924	$126,764

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2007, 2006 and 2005 is based on comparable market values and a valuation model that calculates the present value of future cash flows. For purposes of measuring impairment, risk characteristics including product type, investor type, and interest rates, were used to stratify the originated mortgage servicing rights.

	2007	2006	2005
Mortgage Servicing Rights			
Balances, January 1	$ 255	$ 355	$ 576
Servicing rights capitalized	343	18	52
Amortization of servicing rights	(153)	(118)	(271)
	445	255	357
Valuation allowance	—	—	(2)
Balances, December 31	$ 445	$ 255	$ 355

Note 13: Income Tax

	2007	2006	2005
Income tax expense			
Currently payable			
Federal	$ 456	$ 1,037	$ 377
State	25	89	(72)
Deferred			
Federal	(434)	(175)	(365)
State	(436)	(138)	20
Total income tax expense (benefit)	$ (389)	$ 813	$ (40)
Reconciliation of federal statutory to actual tax expense			
Federal statutory income tax at 34%	$ 462	$ 1,263	$ 394
Effect of state income taxes	(271)	(32)	(34)
Tax credits	(150)	(150)	(150)
Tax exempt interest	(296)	(276)	(177)
Cash value of life insurance	(289)	(234)	(229)
ESOP expense in excess of cost	79	86	78
Other	76	156	78
Actual tax expense (benefit)	$ (389)	$ 813	$ (40)
Effective tax rate	(28.6)%	21.9%	(3.5)%

The components of the deferred tax asset are as follows at December 31:

	2007	2006
Assets		
Allowance for loan losses	$2,769	$2,511
Deferred director fees	912	891
Employee benefits	291	316
Securities available for sale	208	471
Purchase accounting fair value adjustments	73	150
Debt issuance amortization	169	180
Stock options	372	366
Pension liability	74	103
Credit carryforward	277	—
Net operating loss carryforward	551	157
Total assets	5,696	5,145
Liabilities		
State income tax	(358)	(210)
Depreciation	(409)	(515)
Prepaid expenses	(167)	(187)
FHLB stock dividends	(430)	(430)
Mortgage servicing rights	(187)	(107)
Core deposit intangible	(823)	(1,027)
Other	(158)	(83)
Total liabilities	(2,532)	(2,559)
	$3,164	$2,586

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)

As of December 31, 2007, the Company had approximately $6,900,000 of state tax loss carryforward available to offset future franchise tax. The state loss carryforwards expire in tax years 2024 through 2027.

No valuation allowance was necessary at December 31, 2007 and 2006.

Retained earnings include approximately $7,277,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses including redemption of bank stock or excess dividends, or loss of "bank" status, would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. At December 31, 2007, the unrecorded deferred income tax liability on the above amount was approximately $2,474,000.

Note 14: Commitments and Contingent Liabilities

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

Financial instruments whose contract amount represents credit risk were as follows:

	2007	2006
Loan commitments	$138,975	$116,138
Standby letters of credit	4,678	5,531

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include residential real estate, income-producing commercial properties, or other assets of the borrower.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.

The Company and the Bank are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate determination of such possible claims or lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

The Bank has several noncancellable operating leases, primarily for leased premises, that expire over the next 20 years. These leases generally contain renewal options for periods ranging from 180 months to 10 years. Rental expense for these leases was $472,000, $359,000, and $335,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Future minimum lease payments under operating leases are:

	Operating Leases
2008	$ 346
2009	331
2010	332
2011	326
2012	292
Thereafter	2,203
Total minimum lease payments	$3,830

Note 15: Dividend and Capital Restrictions

Without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding retained net income for the current year plus those for the previous two years.

At December 31, 2007, the shareholder's equity of the Bank was $98,711,000. Although well capitalized, under current regulations in effect, the Bank is required to apply to the Indiana Department of Financial Institutions to pay dividends to the Company.

Note 16: Regulatory Capital

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the subsidiary banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2007, the Company and Bank were categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Company and Bank must maintain capital ratios as set forth in the table.

There are no conditions or events since that notification that management believes have changed the Company and Bank's category.

The Company and Bank's actual capital amounts and ratios are presented in the following table.

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$79,276	11.3%	$56,223	8.0%	$ —	N/A
Bank	79,016	11.3	56,117	8.0	70,150	10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	72,693	10.3	28,112	4.0	—	N/A
Bank	72,434	10.3	28,059	4.0	42,090	6.0
Tier I Capital (to Average Assets)						
Consolidated	72,693	8.4	34,432	4.0	—	N/A
Bank	72,434	8.4	34,369	4.0	42,961	5.0

The same information at December 31, 2006 is presented in the following table.

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$79,198	12.0%	$53,038	8.0%	$ —	N/A
Bank	75,902	11.0	54,979	8.0	68,724	10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	73,069	11.0	26,519	4.0	—	N/A
Bank	69,773	10.2	27,489	4.0	41,234	6.0
Tier I Capital (to Average Assets)						
Consolidated	73,069	8.4	34,582	4.0	—	N/A
Bank	69,773	8.1	34,582	4.0	43,228	5.0

Note 17: Employee Benefits and Change in Accounting Principle

The Company provides pension benefits for substantially all individuals who were employed by the Company prior to July 1, 2004 through its participation in a multi-employer pension plan. On June 30, 2004, the Company froze this defined-benefit pension plan and discontinued the accrual of benefits to plan participants beyond what was already earned to that date. Separate actuarial valuations are not made with respect to each participating employer. Pension expense for 2007, 2006 and 2005 was $163,000, $172,000 and $171,000.

The Company has a retirement savings 401(k) plan in which substantially all employees may participate. Prior to September 1, 2005, the Company matched employees' contributions at the rate of 50 percent for the first 6 percent of W-2 earnings contributed by participants. Beginning September 1, 2005, the Company matches employees' contributions at the rate of 100 percent for the first 3 percent of W-2 earnings contributed by the participants. The Bank's expense for the plan was $247,000, $244,000 and $214,000 for 2007, 2006 and 2005.

The Company has a supplemental retirement plan for directors which provides for continuation of director fees upon events

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)

specified under the plan. On December 31, 2006, the Company adopted the recognition provision of SFAS No. 158, *Employers' Accounting for Defined, Pension and other Post-Retirement Plans*. Upon adoption of SFAS No. 158, the Company recorded an adjustment of $260,000 to increase the plan liability to the projected benefit obligation. The net of tax adjustment to accumulated other comprehensive loss was $157,000. The plan liability was $1,219,000 and $1,224,000 at December 31, 2007 and 2006. Expense under the plan was $175,000, $172,000 and $159,000 for 2007, 2006 and 2005. Certain disclosures required by SFAS No. 132R, *Employers' Disclosures about Pensions and other Postretirement Benefits—an amendment of FASB Statements No. 87, 88 and 106* have been omitted because they are immaterial to the financial statements.

The Company has an ESOP covering substantially all employees of the Company and Bank. The ESOP acquired 560,740 shares of the Company common stock at $10 per share with funds provided by a loan from the Company. Accordingly, the common stock acquired by the ESOP is shown as a reduction of shareholders' equity. Unearned ESOP shares totaled 249,106 and 278,940 at December 31, 2007 and 2006 and had a fair value of $3,495,000 and $5,576,000 at those dates. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan and are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company and Bank, are made to the ESOP. ESOP expense for 2007, 2006 and 2005 was $530,000, $565,000 and $552,000. At December 31, 2007 and 2006, the ESOP had 224,944 and 219,186 allocated shares, 249,106 and 278,940 suspense shares and no committed-to-be released shares.

The Company has a Recognition and Retention Plan (RRP). The RRP has purchased or acquired 308,863 shares of Company common stock, and grants for 291,226 of these shares have been awarded to various directors, officers and employees of the Bank. The awards generally are to vest and be earned by the recipient at a rate of 20 percent per year. The unearned portion of these stock awards is presented as a reduction of shareholders' equity. RRP expense for 2007, 2006 and 2005 was $98,000, $112,000 and $33,000.

Unvested RRP shares at December 31, 2007:

	Number of Shares	Grant Date Fair Value
Beginning of year	28,209	$15.98
Granted	—	-0-
Vested	(6,079)	15.97
Forfeited or expired		
End of year	22,130	$15.81

Unearned compensation at December 31, 2007 related to the RRP shares is $202,000 and will be recognized over a weighted average period of 3.0 years.

Note 18: Stock Option Plans

The Company's Stock Option Plans (the Plans), which are shareholder approved, permit the grant of stock options to its directors, officers and other key employees. The Lincoln Bancorp 1999 Stock Option Plan authorized the grant of options for up to 700,925 shares of the Company's common stock, which generally vest at a rate of 20 percent a year and have a 10-year contractual term. The Lincoln Bancorp 2005 Stock Option Plan authorized the grant of options for up to 250,000 shares of the Company's common stock, which may vest at the discretion of the Company and have a 10-year contractual term. The Company believes that such awards better align the interests of its directors and employees with those of its shareholders. Option awards are granted with an exercise price equal to the market price of the Company's stock at the date of grant. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the Plans). The Company generally issues shares from its authorized shares to satisfy option exercises.

The fair value of each option award is estimated on the date of grant using a binomial option valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2007	2006	2005
Expected volatility	18.3%	18.4%	16.4%
Expected dividends	3.0%	3.1%	3.1%
Expected term (in years)	8	8	8
Risk-free rate	4.2%	4.9%	4.4%

A summary of option activity under the Plan as of December 31, 2007 and changes during the year then ended, is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
2007				
Outstanding, beginning of year	714,103	$13.72		
Granted	39,500	14.37		
Exercised	53,731	12.50		
Forfeited or expired	4,500	16.40		
Outstanding, end of year	695,372	$13.83	4.06	$1,023,000
Exercisable, end of year	599,172	$13.36	3.42	$1,018,000

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
2006				
Outstanding, beginning of year	751,298	$13.58		
Granted	9,000	17.66		
Exercised	46,195	12.20		
Forfeited or expired	—	—		
Outstanding, end of year	714,103	$13.72	4.6	$4,478,000
Exercisable, end of year	623,711	$13.07	4.1	$4,316,000

The weighted-average grant-date fair value of options granted during the years 2007, 2006 and 2005 was $2.75, $3.69 and $2.92, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005, was $310,000, $306,000 and $265,000, respectively.

As of December 31, 2007, there was $174,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.2 years.

During 2007, the Company recognized $22,000 of share-based compensation expense and $9,000 of tax benefit related to the share based compensation expense.

Note 19: Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss at December 31, 2007 and 2006 consisted of:

	2007	2006
Net unrealized loss on available-for-sale securities, net of income tax benefit	$(322)	$(804)
Pension liability not yet recognized in net periodic benefit cost – net loss, net of income tax benefit	(112)	(157)
Total	$(434)	$(961)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)

Note 20: Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

Cash and Cash Equivalents and Interest-Bearing Deposits – The fair value of cash and cash equivalents and interest-bearing deposits approximates carrying value.

Securities – Fair values are based on quoted market prices.

Loans – The fair value for loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

FHLB Stock – Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Interest Receivable/Payable – The fair value of interest receivable/payable approximates carrying values.

Deposits – Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Borrowings – The fair value of the borrowing is estimated using a discounted cash flow calculation, based on borrowing rates for periods comparable to the remaining terms to maturity of the borrowings.

Advance Payments by Borrowers for Taxes and Insurance – The fair value approximates carrying value.

Off-Balance Sheet Commitments – Commitments include commitments to originate mortgage and consumer loans and standby letters of credit and are generally of a short-term nature. The fair value of such commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amounts of these commitments, which are immaterial, are reasonable estimates of the fair value of these financial instruments.

The estimated fair values of the Company's financial instruments are as follows:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Cash and cash equivalents	$ 13,115	$ 13,115	$ 18,409	$ 18,409
Securities available for sale	150,406	150,406	151,237	151,237
Loans, including loans held for sale, net	639,791	633,881	632,996	624,753
Stock in FHLB	8,808	8,808	8,808	8,808
Interest receivable	5,133	5,133	4,786	4,786
Liabilities				
Deposits	656,405	658,818	655,664	656,588
Borrowings				
Securities sold under repurchase agreement	16,767	16,767	16,864	16,864
FHLB advances and borrowings	109,177	110,904	103,608	103,796
Interest payable	2,311	2,311	2,460	2,460
Advances by borrowers for taxes and insurance	271	271	745	745
Off-balance sheet commitments				

Note 21: Earnings Per Share

Earnings per share were computed as follows:

	Income	2007 Weighted-Average Shares	Per-Share Amount
Basic Earnings Per Share – income available to common shareholders	$1,749	5,045,769	$.35
Effect of Dilutive Securities – stock options	—	110,347	
Diluted Earnings Per Share – income available to common shareholders and assumed conversions	$1,749	5,156,117	$.34

Options to purchase 44,500 shares of common stock at exercise prices of $13.89, 17.69 and 19.15 per share were outstanding at December 31, 2007, but were not included in the computation of diluted earning per share because the options were anti-dilutive.

	Income	2006 Weighted-Average Shares	Per-Share Amount
Basic Earnings Per Share – income available to common shareholders	$2,900	5,041,962	$.58
Effect of Dilutive Securities – stock options	—	129,449	
Diluted Earnings Per Share – income available to common shareholders and assumed conversions	$2,900	5,171,411	$.56

	Income	2005 Weighted-Average Shares	Per-Share Amount
Basic Earnings Per Share – income available to common shareholders	$1,199	5,021,324	$.24
Effect of Dilutive Securities – stock options	—	110,661	
Diluted Earnings Per Share – income available to common shareholders and assumed conversions	$1,199	5,131,985	$.23

Options to purchase 240,796 shares of common stock at exercise prices of $16.20 to $18.75 per share were outstanding at December 31, 2005, but were not included in the computation of diluted earning per share because the options were anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005 (Table Dollar Amounts in Thousands, Except Share Data)

Note 22: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Parent Company:

Condensed Balance Sheets

	2007	2006
Assets		
Cash and cash equivalents on deposit with Bank	$ 766	$ 1,725
Investment securities available for sale	257	249
Investment in common stock of Bank	98,711	96,005
Other assets	1,134	2,064
Total assets	$100,868	$100,043
Liabilities		
Note payable	$ 1,125	$ —
Other	757	743
Total liabilities	1,882	743
Shareholders' Equity	98,986	99,300
Total liabilities and shareholders' equity	$100,868	$100,043

Condensed Statements of Income

	2007	2006	2005
Income			
Dividends from Bank	$ —	$ 5,450	$ 5,000
Other income	84	28	356
Total income	84	5,478	5,356
Expenses	452	398	473
Income (loss) before income tax benefit and equity in undistributed income of Bank	(368)	5,080	4,883
Income tax benefit	(54)	(41)	(26)
Income (loss) before equity in undistributed income of Bank	(314)	5,121	4,909
Equity in undistributed (distribution in excess of) income of Bank	2,063	(2,221)	(3,710)
Net Income	$ 1,749	$ 2,900	$ 1,199

Condensed Statements of Cash Flows

	2007	2006	2005
Operating Activities			
Net income	$ 1,749	$ 2,900	$ 1,199
Items not requiring (providing) cash			
Distributions in excess of (equity in undistributed) income of Bank	(2,063)	2,221	3,710
Other	1,438	(726)	1,120
Net cash provided by operating activities	1,124	4,395	6,029
Financing Activities			
Proceeds from borrowings	1,250	—	—
Repayment of borrowings	(125)	—	(3,000)
Repurchase of common stock	(1,199)	(1,973)	(285)
Stock options exercised	672	564	434
Tax benefit on stock options exercised	125	86	
Cash dividends	(2,806)	(2,834)	(2,828)
Net cash used in financing activities	(2,083)	(4,157)	(5,679)
Net Change in Cash and Cash Equivalents	(959)	238	350
Cash and Cash Equivalents at Beginning of Year	1,725	1,487	1,137
Cash and Cash Equivalents at End of Year	$ 766	$ 1,725	$ 1,487

Note 23: Quarterly Results of Operations (Unaudited)

Quarter Ending	Interest Income	Interest Expense	Net Interest Income	Provision For Loan Losses	Net Income (Loss)	Basic Earnings (Loss) Per Share	Diluted Earnings (Loss) Per Share	Dividends Per Share
2007								
March	$13,225	$ 7,864	$ 5,361	$ 207	$ (425)	$(0.08)	$(0.08)	$0.14
June	13,483	8,147	5,336	100	803	0.16	0.15	0.14
September	13,601	8,100	5,501	150	521	0.10	0.10	0.14
December	13,385	7,797	5,588	500	850	0.17	0.17	0.14
	$53,694	$31,908	$21,786	$ 957	$1,749			
2006								
March	$12,005	$ 6,411	$ 5,594	$ 236	$ 779	$ 0.15	$ 0.15	$0.14
June	12,777	7,051	5,726	266	786	0.16	0.15	0.14
September	13,112	7,582	5,530	120	840	0.17	0.16	0.14
December	13,324	7,963	5,361	262	495	0.10	0.10	0.14
	$51,218	$29,007	$22,211	$ 884	$2,900			

Note 24: Future Accounting Matters

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The adoption on January 1, 2008 of SFAS No. 157 did not have a material impact on the financial condition or results of operations of the Company.

On February 15, 2007, the FASB issued its Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities— Including an Amendment of FASB Statement No. 115*. FAS 159 permits entities to elect to report most financial assets and liabilities at their fair value with changes in fair value included in net income. The fair value option may be applied on an instrument-by-instrument or instrument class-by-class basis. The option is not available for deposits withdrawable on demand, pension plan assets and obligations, leases, instruments classified as stockholders' equity, investments in consolidated subsidiaries and variable interest entities and certain insurance policies. The new standard is effective at the beginning of the Company's fiscal year beginning January 1, 2008, and early application may be elected in certain circumstances. The Company expects to first apply the new standard at the beginning of its 2008 fiscal year. The adoption on January 1, 2008 of SFAS No. 159 did not have a material impact on the financial condition or results of operations of the Company.

EXECUTIVE AND CORPORATE OFFICERS

Lincoln Bancorp
Executive Officers
Jerry R. Engle
Chairman of the Board, President
and Chief Executive Officer

John B. Ditmars
Executive Vice President

Jonathan D. Slaughter
Vice President

John M. Baer
Secretary and Treasurer

Lincoln Bank
Executive Officers
Jerry R. Engle
President & Chief Executive Officer

John B. Ditmars
Executive Vice President &
Chief Operating Officer

John M. Baer
Senior Vice President,
Chief Financial Officer,
Secretary and Treasurer

Jonathan D. Slaughter
Senior Vice President,
Chief Credit Officer

Bryan Mills
Senior Vice President,
Mortgage and Consumer Lending Manager

J. Douglas Bennett
Senior Vice President,
Business Development

Lincoln Bank Officers
Brad Davis
Senior Vice President,
Chief Accounting Officer

James C. Terry
Accounting Manager

Linda R. Quillen
Financial Analyst

Elizabeth A. Boltz
AVP, Branch Operations/Consumer Lending

Sally Wells
AVP, Branch Operations/Consumer Lending

Deborah L. Graves
VP, Frankfort Market Manager

Sandra S. Gammon
Branch Manager, Avon

Marsha Dee Richards
Branch Manager, Nashville

Sharon Durham
Branch Manager, Mooresville

Shiela A. Taylor
Branch Manager, Plainfield

Troy Crum
Branch Manager, Brownsburg

Janna Kruml
Branch Manager, Southfield

Mary Taylor
Branch Manager, Crawfordsville

James Eli Betz
Branch Manager, Trafalgar

Sandra K. Ostler
Loan Officer, Frankfort

John F. Beardsley
VP, Branch Manager, Morgantown

Debra Beckner
Branch Manager, Greenwood

Jennifer Wilson
Branch Manager, Franklin

Kim Robertson
Branch Manager, Greenwood

William B. Canary
Branch Manager, Greenwood & Bargersville

Carolynn Hobson
Branch Manager, Greenwood

Craig Kessler
VP, Investment Services

John C. Eisenbarth
Investment Services

Melinda J. Carter
AVP, Director, Marketing

Gail Richards
Business Development Officer

James O'Bold
Business Development Officer

Brenda Jones-Matthews
Business Development Officer

Stacy Hammonds
AVP, Cash Management Officer

John Ehrhart
Business Development Officer

Max Hank
Cash Management Officer

Travis Walker
Cash Management Officer

Kevin T. Scharnowske
VP Information System/
IS Security Officer

Ramona Silot
Information Systems Data Analyst

Donna J. Coulson
AVP, Deposit Operations

Robert E. Maar
Information Systems Manager

Jennifer Dawson
Director, Human Resources

Mickey J. Walden
VP, Director, Loan Operations

Terri Webb
AVP, Loan Operations Supervisor

John Morin
VP, Commercial Lending Manager

Sam Roberson
VP, Director of Commercial Credit
and Loan Review

Jennifer L. Meyers
AVP, Commercial Banking Officer

John L. Purdie
VP, Commercial Banking Officer

Kenneth L. Birkemeier
VP, Commercial Banking Officer

M. Steven Johnson
VP, Commercial Banking Officer

Steven E. Anderson
AVP, Commercial Banking Officer

George Dougherty
VP, Commercial Banking Officer

Jennifer Denney
Credit and Loan Review

Adam Treibic
Commercial Business Development

Jeff Olds
VP, Commercial Real Estate

Michael Mathew
VP, Commercial Banking Officer

Dan Southard
VP, Commercial Banking Officer

Eric Eddleman
Commercial Banking Officer

Jeffrey Jex
AVP, Loan Review Specialist and
Special Assets Manager

Christopher Horton
Collections Manager

Susan J. Haines
AVP, Director, Internal Audit

Tammy L. Hall
AVP, Director, Security

Peter Prichodko
VP, Director, Compliance

Helen F. Smith
AVP, Bank Secrecy Officer

Rebecca S. Henderson
AVP, Compliance Officer

Debbie Hamilton
AVP, Indirect Lending Manager

LINCOLN BANCORP, INC. BOARD OF DIRECTORS

Lester N. Bergum, Jr.
(age 59) is an attorney and partner with the firm of Robison, Robison, Bergum & Johnson in Frankfort, Indiana, where he has practiced since 1974. He has also served since 1989 as President of Title Insurance Services, Inc., a title agency located in Frankfort, Indiana.

Dennis W. Dawes
(age 62) is President of Hendricks Regional Health, President of Hendricks Regional Health Foundation, Vice Chairman of Suburban Health Organization, Vice Chairman of Crises Pregnancy Centers of Central Indiana and Vice Chairman of Faith Missionary Church.

Jerry R. Engle
(age 63) has been President and Chief Executive Officer of the Bank since May 1, 2005 and Chairman of the Board, President and Chief Executive Officer of the Holding Company since June 1, 2005. Prior to this he was the Executive Vice President and Chief Operating Officer of the Bank, and Vice Chairman of the Board of Directors of the Holding Company, since the merger of First Shares in August 2004. Formerly, he was the President and Chief Executive Officer of First Shares and First Bank from March 1999 until joining the Company.

W. Thomas Harmon
(age 68) has served as the co-owner, Vice President, Treasurer and Secretary of Crawfordsville Town & Country Homecenter, Inc. in Crawfordsville, Indiana, since 1978. Mr. Harmon is also a co-owner and officer of RGW, Inc., in Crawfordsville, a company that develops real estate subdivisions and manages apartment rental properties, a position he has held since 1965.

Jerry Holifield
(age 66) became Chairman of the Board of the Bank in December 1999 and has been the Superintendent of the Plainfield Community School Corporation since 1991.

David E. Mansfield
(age 65) became Vice President of The Excel Group, a company selling and servicing petroleum equipment and located in Greenwood, Indiana, in March 2003. Previously he had been an Administrative Supervisor for Marathon Oil, where he had worked since 1973.

R.J. McConnell
(age 48) is a partner with the law firm of Bose McKinney & Evans LLP, Indianapolis, Indiana.

Patrick A. Sherman
(age 60) is a principal in the certified public accounting firm of Sherman and Armbruster, LLP located in Greenwood, Indiana. He is also Secretary and Treasurer for The Phoenix Group, a fluid management company.

EMERITUS DIRECTORS
John C. Milholland
John L. Wyatt

SHAREHOLDER INFORMATION

The Holding Company's common stock, without par value ("Common Stock"), is listed on the NASDAQ Global Market LLC under the symbol "LNCB." The Holding Company shares began to trade on December 30, 1998. The high and low bid prices for the period January 1, 2007 to December 31, 2007, were $20.43 and $13.21, respectively. On February 25, 2008, there were 954 shareholders of record.

Any dividends paid by the Holding Company will be subject to determination and declaration by the Board of Directors in its discretion. In determining the level of any future dividends, the Board of Directors will consider, among other factors, the following: tax considerations; industry standards; economic conditions; capital levels; regulatory restrictions on dividend payments by the Bank to the Holding Company; and general business practices.

The Holding Company is not subject to FDIC and Federal Reserve Bank regulatory restrictions on the payment of dividends to its shareholders although the source of such dividends will depend in part upon the receipt of dividends from the Bank. Applicable law restricts the amount of dividends the Bank may pay to the Holding Company without obtaining the prior approval of the Indiana Department of Financial Institutions to an amount that does not exceed the Bank's year-to-date net income plus its retained net income for the preceding two years. The Holding Company is subject, however, to the requirements of Indiana law, which generally limit the payment of dividends to amounts that will not affect the ability of the Holding Company, after the dividend has been distributed, to pay its debts in the ordinary course of business and will not exceed the difference between the Holding Company's total assets and total liabilities plus preferential amounts payable to shareholders with rights superior to those of the holders of the Holding Company's common stock.

In addition to the foregoing, the portion of the Bank's earnings which has been appropriated for bad debt reserves and deducted for federal income tax purposes cannot be used by the Bank to pay cash dividends to the Holding Company without the payment of federal income taxes by the Bank at the then current income tax rate on the amount deemed distributed, which would include any federal income taxes attributable to the distribution. The Holding Company does not contemplate any distribution by the Bank that would result in a recapture of the Bank's bad debt reserve or otherwise create federal tax liabilities.

Quarter Ended	Stock Price High	Stock Price Low	Dividends Per Share
2007:			
March	**$ 20.43**	**$ 18.86**	**$.14**
June	**20.00**	**18.00**	**.14**
September	**19.00**	**15.00**	**.14**
December	**18.00**	**13.21**	**.14**
2006:			
March	**$ 19.00**	**$ 15.81**	**$.14**
June	**18.87**	**17.35**	**.14**
September	**18.69**	**17.11**	**.14**
December	**20.23**	**18.18**	**.14**

Total Performance Graph*
(December 31, 2002 to December 31, 2007)

The following graph shows the performance of the Holding Company's Common Stock since December 31, 2002, in comparison to the NASDAQ Combined Bank Index, KBW Bank Index and the NASDAQ National Market.



* $100 invested on 12/31/02 in Stock or Index including Reinvestment of Dividends

Corporate Headquarters
Lincoln Bank
905 Southfield Drive
Plainfield, IN 46168
Tel: (317) 839-6539
Fax: (317) 837-3927
www.lincolnbankonline.com

Transfer Agent and Registrar
Computershare Investor Services LLC
Shareholder Services
888-294-8217

For Regular Mail:
P. O. Box 43078, Providence, RI 02940-3078

The Street Address for Overnight Delivery is:
250 Royall Street, Mail Stop 1A, Canton, MA 02021

The Lockbox Address for Voluntary Contributions is:
P.O. Box 5709, Carol Stream, IL 60197-5709
www.computershare.com

Corporate Counsel
Barnes & Thornburg LLP
11 South Meridian Street
Indianapolis, Indiana 46204

Independent Auditor
BKD, LLP
201 N. Illinois Street, Suite 700S
Indianapolis, Indiana 46244

Shareholder and General Inquiries
The Company filed an Annual Report on Form 10-K for its fiscal year ended December 31, 2007 with the Securities and Exchange Commission. Copies of this Annual Report may be obtained without charge upon written request to:

Jerry R. Engle, *President and Chief Executive Officer*
Lincoln Bancorp
905 Southfield Drive, P. O. Box 510 Plainfield, Indiana 46168-0510



905 Southfield Drive • Plainfield, IN 46168 • (317) 839-6539 • www.lincolnbankonline.com